This Report on Form 6-K is incorporated by reference into the prospectus included in the Registration Statement on Form F-4 of Kookmin Bank (File No. 333-106262)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No         X

8.2. Transactions with Shareholders (Other than the Largest Shareholders and Etc.), Directors and Employees	34
9. Exhibits	36
9.1. List of Financial Statements	36

Summary of Semi-Annual Business Report

On August 14, 2003, Kookmin Bank filed a semi-annual business report (the “Business Report”) with the Financial Supervisory Commission of Korea pursuant to the Securities and Exchange Act of Korea. This is a summary of the Business Report translated into English.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we” or “us” “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. Kookmin Bank means a new entity established by a merger with former Kookmin Bank and H&CB on the merger date of October 31, 2001. Sometimes we refer it to New Kookmin Bank. On the other hand, we use the “Former Kookmin Bank” for the name of the former Kookmin Bank, which had been another entity before it merged H&CB.

We were formed through a merger between the Former Kookmin Bank and H&CB, which merged into a new corporation named “Kookmin Bank” effective November 1, 2001. Accordingly, financial information in this Business Report since the merger date reflects the impact of the merger. Under generally accepted accounting principles in Korea, the Former Kookmin Bank is deemed the accounting acquirer of H&CB in the merger, and we have accounted for the acquisition using the purchase method of accounting. However, trust accounts are not accounted by the purchase method accounting according to the Korean Financial Supervisory Service’s guidelines.

Therefore, unless indicated otherwise, any comparative description or table of year 2000 or before 1) for bank accounts is based on the Former Kookmin Bank’s results and 2) for trust accounts is based on simple consolidated numbers of Former Kookmin Bank’s and H&CB’s results.

All references to “Won” or “W” in this document are to the currency of the Republic of Korea.

1.    Introduction to the Bank

1.1.    Business Purpose

The business purpose of the Bank is to engage in the following business activities:

■	The banking business as prescribed by the Bank Act; and

■	The other businesses permitted by the Bank Act or other relevant Korea laws and regulations

1.2.    History

■	November 1, 2001 Incorporated and Listed on the New York Stock Exchange

■	November 9, 2001 Listed on the Korea Stock Exchange

■	September 23, 2002 Integrated two brand operations onto a single information technology platform in connection with the merger

■	December 4, 2002 Entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB

■	May 30, 2003 Merger agreement with Kookmin Credit Card was made and merger statement was officially submitted to FSS

1.3.    Capital Structure

1.3.1.    Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its articles of incorporation. Kookmin Bank’s articles of incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, New Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion, on November 30, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

As of June 30, 2003, 328,258,685 shares of common stock were issued and outstanding with paid-in capital of 1,641.2 billion Won.

Regarding the contemplated merger between Kookmin Bank and Kookmin Credit Card, once the proposed merger with Kookmin Credit Card is completed (scheduled on September 30, 2003), the total paid-in capital will amount to 1,681.9 billion Won, increased by 40.6 billion Won.

1.3.2. Treasury Stock

The following table shows the purchase and disposition of our treasury stock.

(Unit: in thousands of Won unless otherwise indicated)

Date	Transaction	Number of shares	Cost	Average cost per one share

November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548 shares	1,794,885	43,200 Won
December 24, 2001	Disposition due to exercise of stock option by a grantee	10,000 shares	432,003	48,900 Won
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089 shares	2,071,557	57,400 Won
May 14, 2002	Disposition pursuant to the Bank Act of Korea	31,548 shares	1,601,944	50,788 Won
July 30 ~ October 23, 2002	Acquisition pursuant to the Securities and Exchange Act of Korea	3,000,000 shares	147,632,489	49,210 Won
December 24, 2002	Disposition due to exercise of stock option by a grantee	10,000 shares	492,294	49,229 Won
January 15, 2003	Disposition due to exercise of stock option by a grantee	10,000 shares	492,294	49,229 Won
Total	—	Outstanding balance: 3,016,089 shares	148,480,396	—

1.3.3. Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees. It describes grant date, position, exercise period, price and the number of options.

(As of June 30, 2003, Units: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To

31-Oct-98	Jungtae Kim	Chairman, President & CEO	01-Nov-01	31-Oct-04	5,000	400,000	330,000	70,000
27-Feb-99	Choulju Lee	Auditor & Executive Director	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seungdong Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Youngjo Joo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seokil Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Hongshik Chung	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bonghwan Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Sunjoo Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
27-Feb-99	Jehyung Jo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Hogi Baek	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bruce Willison	Non Executive Director	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
28-Feb-00	Jan Op de Beeck	Director & Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	Sungchul Kim	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Woojung Lee	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Kukju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Sunjin Kim	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Moonsoul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Juhyun Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Heungsoon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Injoon Kang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Sunghee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Seungwoo Nam	Non Executive Director	01-Mar-03	28-Feb-06	27,600	1,928	0	1,928
28-Feb-00	Woonyoul Choi	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,909	0	4,909
28-Feb-00	Kyunghee Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Sungcheon Hong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Miro Yoon	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
28-Feb-00	Hakdong Shin	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Hakyeon Jeong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Jeongyeon Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Jongwhan Byun	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Samyoung Lee	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Wonki Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Bangyeoul Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333

*	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To

28-Feb-00	Byungman Lim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
24-Mar-01	Youngil Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Jongin Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Wonbae Yoon	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Jaekyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Chulsoo Ahn	Non Executive Director	25-Mar-04	24-Mar-07	25,100	1,916	0	1,916
24-Mar-01	Jaehan Kim	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	10,000	0	10,000
24-Mar-01	Jongok Na	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	10,000	0	10,000
24-Mar-01	Kyuho Lee	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	3,275	0	3,275
18-Mar-00	Sanghoon Kim	Chairman & CEO	19-Mar-03	18-Mar-05	23,469	41,460	0	41,460
18-Mar-00	Jongmin Lee	Auditor & Executive Director	19-Mar-03	18-Mar-05	23,469	14,807	0	14,807
18-Mar-00	Sejong Oh	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Inkie Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Jihong Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Jinho Hwang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Hyungjin Chang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Ikrae Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bongho Paick	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bockwoan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Yoohwan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Dukhyun Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
15-Mar-01	Sanghoon Kim	Chairman & CEO	16-Mar-04	15-Mar-09	28,027	29,614	0	29,614
15-Mar-01	Jongmin Lee	Auditor & Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	Inkie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hyungjin Chang	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jihong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bongho Paick	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Ikrae Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Seungheon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Youngseok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Sewoong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Changki Min	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bockwoan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoohwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Dukhyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoonok Hyun	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Taigon Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byungsang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byungjin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Jihan Koo	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Dongsoon Park	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hoosang Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sanghoon Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jaein Suh	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sunghyun Chung	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To

15-Mar-01	Jonghwa Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sangwon Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Joonsup Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Dongshin Yang	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jaekyung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yeonkun Chung	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Youngno Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kitaek Hong	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Soondo Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Joonho Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yangjin Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kwangdae Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sungwan Choi	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Junghaeng Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Anseok Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sangcheol Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Taejoo Yoon	General Manager	16-Mar-04	15-Mar-09	28,027	10	0	10
15-Mar-01	Youngman Lee	General Manager	16-Mar-04	15-Mar-09	28,027	520	0	520
15-Mar-01	Youngsoo Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jongyoung Yoon	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jaehong Yoo	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Changhwan Bae	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sian Heo	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Seokwon Choi	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Gilho Seo	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Youngsoo Shin	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Joonbo Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kiyoul Seo	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Byungdoo Ahn	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kookshin Kang	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Ingyu Choi	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Hyungyoung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Youngrok Han	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Hyeyoung Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kihyun Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sungshin Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Youngmo Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jongik Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kwangmook Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yongseung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sunggil Lee	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370

16-Nov-01	Jungtae Kim	President & CEO	17-Nov-04	16-Nov-09	X1	500,000	0	500,000
16-Nov-01	Jungtae Kim	President & CEO	17-Nov-04	16-Nov-09		200,000[2]	0	200,000

1.	Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4) / 100. The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—207.25) / 207.25 x 100.
2.	Conditional options up to 200,000: Additional shares shall be granted if the average closing price of Kookmin Bank's stock from August 17, 2004 to November 16, 2004 (or for the three months prior to his resignation, if he resigns earlier than his original tenure) is higher than the stock prices of any other bank listed on the Korea Stock Exchange. The number of options to be granted shall be based on total score, which calculated by the earned total scores of both ROE and market capitalization on November 17, 2004 (or on the date of his resignation, if he resigns earlier

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To

16-Nov-01	Sanghoon Kim	Chairman	17-Nov-04	16-Nov-09		150,000	0	150,000

22-Mar-02	Choulju Lee	Auditor&Executive Director	23-Mar-05	22-Mar-10	Y1	30,000	0	30,000
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Keunshik Oh	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Dongsoo Chung	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Jihong Kim	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Sunjin Kim	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Moonsoul Chung	Non Executive Director	23-Mar-05	22-Mar-10	Y	3,000	0	3,000
22-Mar-02	Kyunghee Yoon	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000

22-Mar-02	Jongkyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bonghwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Jaein Suh	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bumsoo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bockwoan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Kitaek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Sunghyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Kisup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Sungkyu Lee	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Byungsang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Jongyoung Yoon	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Jaeil Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Hyunggoo Shim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Junghaeng Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Joonsup Chang	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Youngno Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Dongsoon Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Sungbin Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Sungbok Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Yeonkun Chung	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Mahnsoo Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Jeongyeon Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Hakyeon Jeong	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jongwhan Byun	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jaehan Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000

than his original tenure). The additional shares will not be exercisable if the CEO works less than 18 months or the earned total score is less than 80 points.
1.	Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To

22-Mar-02	Jongok Na	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
26-Jul-02	Donald MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	30,000	0	30,000
21-Mar-03	Sungnam Lee	Auditor & Executive Director	22-Mar-06	21-Mar-11		30,000	0	30,000
21-Mar-03	Moonsoul Chung	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Sunjin Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kyunghee Yoon	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Seoungwoo Nam	Non Executive director	22-Mar-06	21-Mar-11	Y1	10,000	0	10,000
21-Mar-03	Sukyoung Cha	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kihong Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Eunjoo Park	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Cheolsoo Ahn	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kyungbae Suh	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Sungchul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	30,000	0	30,000
21-Mar-03	Woojung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	30,000	0	30,000
21-Mar-03	Seeyoung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,000	30,000	0	30,000
21-Mar-03	Wonsuk Oh	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Sungdae Min	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Kyungjae Cheong	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Choulhee Kim	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Indo Lee	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,000	15,000	0	15,000
21-Mar-03	Maengsu Yang	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000

		Total				2,881,131	553,069

[1]	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

1.4.     Dividend

The following table shows dividend policy and the related information for the last three years.

(Units: in millions of Won unless indicated otherwise)

	2002	2001	2000

Net income for the period	1,310,291	740,565	719,700
Earnings per share (Won)	4,123[1]	3,706	2,403
Maximum amount available for dividend	1,192,643[2]	604,984	614,046
Total dividend amount	325,232	119,866	151,009
Dividend payout ratio (%)	24.82[3]	16.19	20.76
Cash dividend per common share (Won)	1,000	100	500
Stock dividend per common share (%)	—	6	—
Dividend per preferred share (Won)	—	—	50
Dividend yield ratio (%)	2.38[4]	0.80	3.36
Net asset value per common share (Won)	30,614[5]	29,742	12,533
Ordinary income per common share (Won)	4,123	3,706	2,403

1.	Earnings per share = net income (1,310,291,195,314 Won) / weighted average number of shares (317,786,872 shares)
2.	Maximum amount available for dividend = retained earnings before appropriations (1,319,970 millions of Won) + transferred from prior years’ reserves (5,417 millions of Won) – appropriated amount pursuant to the relevant rules and regulations (132,744 millions of Won)
3.	Dividend payout ratio = total dividend amount for common shares (325,232,596,000 Won) / net income (1,310,291,195,314 Won).
4.	Dividend yield ratio = dividend per share (1,000 Won) / market closing price of December 31, 2002 (42,000 Won)
5.	Net asset value per common share = total shareholders’ equity (10,049,396 millions of Won) / total issued shares as of December 31, 2002 (328,258,685 shares).

2.    Business

2.1.    Business Overview

We are the largest commercial bank in Korea in terms of assets, deposits, branch network and retail customer base. Our primary focus is branch-based lending to and deposit-taking from retail customers and small and medium-sized enterprises. The principal components of our business are general household, mortgage and small and medium-sized enterprise lending, credit card operations and investment trust account management business and capital market activities. We also make loans and provide banking services to large domestic corporate customers.

We have developed one of the most extensive domestic branch networks, with 1,216 domestic branches and sub-branches as of June 30, 2003. Our extensive branch network and retail customer base have provided us with a source of stable and low cost funding.

2.2.    Market Shares

2.2.1.    Market Share of Deposits in Won

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of deposits in Won (which includes certificate of deposits) as of the dates indicated.

For the year 2002 and 2003, Seoul Bank’s figures are included in Hana Bank’s figures due to the merger of Hana Bank and Seoul Bank.

(Units: in 100 millions of Won, %)

	June 30, 2003		December 31, 2002		December 31, 2001

	Amount	%	Amount	%	Amount	%

Kookmin Bank	1,264,679	31.6	1,220,260	31.7	1,140,587	33.7
Woori Bank	655,909	16.4	589,095	15.3	513,903	15.2
Hana Bank	549,788	13.7	534,570	13.9	322,652	9.5
Chohung Bank	393,625	9.8	426,902	11.1	355,967	10.5
Shinhan Bank	358,744	9.0	331,479	8.6	301,285	8.9
Korea Exchange Bank	306,485	7.6	318,792	8.3	253,284	7.5
Korea First Bank	249,262	6.2	227,993	5.9	171,800	5.1
KorAm Bank	228,827	5.7	202,233	5.2	171,834	5.1
Seoul Bank	—	—	—	—	151,458	4.5

Total	4,007,319	100.0	3,851,324	100	3,382,770	100

2.2.2.    Market Share of Household Loans

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of household loans as of the dates indicated.

For the year 2002 and 2003, Seoul Bank’s figures are included in Hana Bank’s figures due to the merger of Hana Bank and Seoul Bank.

(Units: in 100 millions of Won,     %)

	June 30, 2003		December 31, 2002		December 31, 2001

	Amount	%	Amount	Amount	%	Amount

Kookmin Bank	776,094	40.4	743,096	41.1	601,536	47.2
Hana Bank	248,029	13.0	235,987	13.1	105,143	8.2
Woori Bank	241,601	12.6	228,530	12.6	132,501	10.4
Shinhan Bank	166,861	8.7	159,927	8.9	107,729	8.4
Chohung Bank	160,849	8.3	154,565	8.6	90,723	7.1
Korea First Bank	131,840	6.9	105,997	5.9	78,874	6.2
Korea Exchange Bank	110,148	5.7	102,062	5.6	64,053	5.0
KorAm Bank	85,276	4.4	75,759	4.2	41,807	3.3
Seoul Bank	—	—	—	—	53,156	4.2

Total	1,920,698	100.0	1,805,923	100	1,275,522	100

2.2.3.    Market Share of Mortgage Loans

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of mortgage loans as of the dates indicated.

For the year 2002 and 2003, Seoul Bank’s figures are included in Hana Bank’s figures due to the merger of Hana Bank and Seoul Bank.

(Units: in 100 millions of Won,     %)

	June 30, 2003		December 31, 2002		December 31, 2001

	Amount	%	Amount	Amount	%	Amount

Kookmin Bank	359,867	78.3	338,706	79.9	253,495	87.4
Hana Bank	30,143	6.5	25,014	5.9	7,552	2.6
Woori Bank	29,376	6.4	23,037	5.4	10,998	3.8
Korea Exchange Bank	15,172	3.3	15,584	3.7	8,719	3.0
KorAm Bank	8,568	1.9	8,592	2.0	2,432	0.8
Shinhan Bank	8,268	1.8	7,709	1.8	2,943	1.0
Chohung Bank	6,090	1.3	4,126	1.0	2,326	0.8
Korea First Bank	2,273	0.5	1,308	0.3	658	0.2
Seoul Bank	—	—	—	—	1,078	0.4

Total	459,757	100.0	424,076	100	290,201	100

2.3.     Source and Use of Funds

2.3.1.    Source of Funds

(Unit: in millions of Won)

		June 30, 2003		December 31, 2002		December 31, 2001

		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)

Won currency	Deposits and Mutual installment	115,218,184	3.84	113,157,719	4.21	63,743,997	5.53

	Certificate of deposit	3,268,738	4.78	2,119,900	4.82	2,022,414	6.10

	Borrowings	3,424,101	3.99	4,568,873	4.45	3,784,147	4.85

	Call money	1,859,556	4.03	1,039,249	4.02	403,937	4.11

	Other	22,660,161	5.97	14,254,281	6.70	9,112,858	7.57

Subtotal		146,430,740	4.20	135,140,022	4.49	79,067,353	5.74

Foreign currency	Deposits	1,187,443	0.85	1,096,544	1.28	952,701	3.08

	Borrowings	3,489,244	1.13	2,269,774	2.45	2,018,537	5.47

	Call money	128,343	1.11	293,151	1.65	223,156	3.67

	Finance debentures issued	732,687	2.22	1,071,848	3.57	1,430,804	5.68

	Other	24,035	—	23,087	—	15,081	—

Subtotal		5,561,752	1.21	4,754,404	2.67	4,640,279	5.32

Other	Total Shareholders’ Equity	11,294,217	—	14,586,550	—	7,463,687	—

	Allowances	90,396	—	63,039	—	353,183	—

	Other	9,349,108	—	3,717,379	—	4,065,899	—

Subtotal		20,733,721	—	18,366,968	—	11,882,769	—

Total		172,726,213	3.92	158,261,394	3.92	95,590,401	5.00

2.3.2.    Use of Funds

(Unit: in millions of Won)

		June 30, 2003		December 31, 2002		December 31, 2001

		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)

Won currency	Due from banks	191,901	1.46	1,041,865	4.62	1,339,572	5.60

	Securities	30,815,871	5.55	30,180,305	6.32	23,861,424	6.78

	Loans	119,371,550	7.25	105,188,481	7.79	53,575,082	8.87

	Advances for customers	62,625	13.00	91,583	4.35	127,704	3.84

	Call loan	154,128	4.24	736,571	4.36	1,765,067	4.80

	Private placement corporate bonds	1,245,872	8.43	1,631,524	7.32	2,065,179	10.32

	Credit card accounts	5,685,500	8.82	5,719,359	10.25	912,210	17.63

	Other	191,428	—	374,718	—	614,014	—

	Allowance for credit losses (—)	2,086,031	—	1,437,960	—	1,297,930	—

Subtotal		155,632,844	7.13	143,526,446	7.66	82,962,322	8.50

Foreign currency	Due from banks	514,202	1.47	253,390	1.35	121,994	3.28

	Securities	1,302,393	4.72	1,302,214	7.97	1,079,359	9.13

	Loans	2,775,614	3.03	3,216,042	3.39	3,870,853	5.66

	Call loan	92,938	1.37	188,465	1.98	185,466	4.15

	Bills bought	2,130,872	1.72	835,356	4.71	1,045,331	7.60

	Other	10,767	—	15,739	—	116,454	—

	Allowance for credit losses (—)	128,636	—	267,194	—	266,613	—

Subtotal		6,698,150	2.88	5,544,012	4.95	6,152,844	7.11

Other	Cash	980,850	—	914,639	—	530,451	—

	Fixed assets held for business	3,136,851	—	3,126,812	—	1,462,413	—

	Other	6,277,518	—	5,149,485	—	4,482,371	—

Subtotal		10,395,219	—	9,190,936	—	6,475,235	—

Total		172,726,213	6.54	158,261,394	7.12	95,590,401	7.83

2.4.    Principal Banking Activities

2.4.1. Deposits

The following table shows the average balances of our deposits for the past three years and ending balances as of the dates indicated.

(Unit: in millions of Won)

		June 30, 2003		December 31, 2002		December 31, 2001

		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance

Deposits in Won	Demand deposits	11,820,615	13,652,113	10,654,651	12,987,742	4,832,281	10,824,005

	Time & savings deposits	95,298,954	97,619,182	93,347,999	93,630,423	53,496,908	89,080,935

	Mutual installment deposits	7,000,806	6,768,822	8,058,664	7,491,115	6,469,772	8,871,193

	Mutual installment for housing	5,035,408	5,148,609	4,463,601	4,872,637	928,398	4,128,489

	Certificates of deposits	3,268,738	3,279,148	2,119,900	3,044,089	2,022,414	1,154,056

Subtotal		122,424,521	126,467,874	118,644,815	122,026,006	67,749,773	114,058,678

Deposits in foreign currency		1,187,443	1,234,277	1,096,544	1,083,647	952,701	1,102,626

Trust deposits	Money trust	14,409,216	13,116,617	17,214,936	15,356,285	20,375,456	19,739,709

	Property trust	26,167,631	24,633,389	16,783,690	26,852,684	5,409,033	12,559,922

Subtotal		40,576,847	37,750,006	33,998,626	42,208,969	25,784,489	32,299,631

Total		164,188,811	165,452,157	153,739,985	165,318,622	94,486,963	147,460,935

2.4.2. Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2003	December 31, 2002	December 31, 2001

Deposits	117,941	121,137	133,548

Deposits in Won	117,152	120,336	132,320

2.4.3.    Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2003	December 31, 2002	December 31, 2001

Deposits	7,529	7,256	7,243

Deposits in Won	7,479	7,208	7,176

2.4.4.    Loan Balances

The following table shows the average balances of our loans for the past three years and ending balances as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2003		December 31, 2002		December 31, 2001

	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance

Loans in Won	119,354,628	121,649,225	105,117,047	116,472,105	53,498,087	94,698,769
Loans in foreign currency	4,266,188	4,199,976	3,228,857	4,417,176	3,924,562	4,174,237
Advances to customers	71,476	86,108	106,380	52,430	244,158	199,831

Subtotal	123,692,292	125,935,309	108,452,284	120,941,711	57,666,807	99,072,837

Trust account loans	544,514	500,933	789,614	575,412	2,194,851	1,117,817

Total	124,236,806	126,436,242	109,241,898	121,517,123	59,861,658	100,190,654

2.4.5.    Loan Balances as of June 30, 2003 by Remaining Maturities

(Unit: in millions of Won)

	Less than 1 year	More than 1 year~less than 3 years	More than 3 years~less than 5 years	More than 5 years	Total

Loans in Won	58,807,965	46,141,260	5,614,930	11,085,070	121,649,225

Loans in foreign currencies	2,768,684	452,137	406,804	572,351	4,199,976

2.4.6.    Loan Balances by Uses

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

		June 30, 2003	December 31, 2002	December 31, 2001

Loans to enterprise	Loans for operations	36,970,358	35,369,066	29,286,707

	Loans for facility	6,482,736	5,963,631	4,434,447

Loans to households		41,666,330	40,477,483	34,648,918

Loans to public sector & others	Loans for operations	529,201	738,632	730,598

	Loans for equipment	40,753	39,414	57,211

Loans on property formation savings		80,187	95,252	154,069

Loans for housing		35,858,294	33,731,435	25,342,969

Inter-bank loans		16,771	20,941	36,110

Others		4,595	36,251	7,740

Total		121,649,225	116,472,105	94,698,769

2.4.7.    Loan to Deposit Ratio

The following table shows loan to deposit ratio as of indicated dates.

(Units: in millions of Won,     %)

	June 30, 2003	December 31, 2002	December 31, 2001
Loans1. (A)	119,354,626	105,117,047	53,498,087

Deposits2. (B)	122,424,522	118,644,815	67,749,773

Loan to deposit ratio (A/B)	97.49	88.60	78.96

2.4.8.    Acceptances and Guarantees

(Unit: in millions of Won)

	June 30, 2003	December 31, 2002	December 31, 2001
Determined	1,099,658	1,031,698	3,521,970

Contingent	1,306,021	1,306,878	1,369,723

Total	2,405,679	2,338,576	4,891,693

2.4.9.    Breakdown of Securities Investment

The following table shows the average balances of our securities for the past three years and ending balances as of indicated dates.

1.	Average balance of loans in each indicated date
2.	Average balance of deposits in each indicated date. The balances include certificate of deposits

(Unit: in millions of Won)

		June 30, 2003		December 31, 2002		December 31, 2001

		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance

Securities in Won (Banking account)	Monetary stabilization bonds	3,845,362	4,837,276	2,834,534	3,269,269	3,571,137	3,139,925

	Government and public bonds	5,241,972	5,328,964	4,272,946	5,252,321	4,454,446	4,592,251

	Debentures	12,484,946	12,739,151	13,154,258	12,378,717	11,410,904	14,691,304

	Stocks	1,636,435	1,191,548	2,146,149	1,661,682	1,309,134	2,154,449

	Others	7,607,157	7,300,022	7,809,012	7,162,134	3,115,803	7,547,153

Subtotal		30,815,872	31,396,961	30,216,899	29,724,123	23,861,424	32,125,082

Securities in Won (Trust account)	Monetary stabilization bonds	767,250	1,213,633	1,309,515	583,379	3,228,021	2,725,071

	Government and public bonds	1,080,164	1,061,089	2,023,503	1,323,195	2,990,549	3,059,777

	Debentures	6,684,549	5,836,911	8,035,960	7,600,794	7,635,765	7,613,829

	Stocks	847,626	766,727	904,921	924,514	672,845	890,151

	Others	3,807,119	3,438,851	3,945,649	3,821,884	4,340,103	3,913,328

Securities in foreign currency (Trust Account)		915,306	947,193	559,964	747,253	118,147	370,415

Subtotal		14,102,014	13,264,404	16,779,512	15,001,019	18,985,430	18,572,571

Securities in foreign currency (Banking account)	Foreign securities	1,024,294	966,991	945,199	960,749	736,084	909,730

	Off-shore foreign securities	278,099	283,834	320,423	255,878	343,275	382,542

Subtotal		1,302,393	1,250,825	1,265,622	1,216,627	1,079,359	1,292,272

Total		46,220,279	45,912,190	48,262,033	45,941,769	43,926,213	51,989,925

2.4.10.    Trust Account (money trust)

(Unit: in millions of Won)

	June 30, 2003		December 31, 2002		December 31, 2001

	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees

Return-guaranteed trust	686	21,968	1,528	59,530	25,551	-17,147

Performance trust	40,576,161	97,233	33,997,098	241,444	25,758,938	353,890

Total	40,576,847	119,201	33,998,626	300,974	25,784,489	336,743

2.4.11.    Credit Card

2.4.11.1.    BC Card

(Unit: in millions of Won unless indicated otherwise)

		June 30, 2003	2002	2001

Number of card holders (Person)	Corporate	54,881	58,090	23,811

	Individual	4,303,330	4,748,427	4,017,950

Number of merchants		317,496	262,619	295,668

Profit	Sales[1]	11,220,625	27,216,500	22,272,700

	Fee revenue	464,723	1,039,710	819,399

2.4.11.2.    Kookmin Card2

(Unit: in millions of Won unless indicated otherwise)

		June 30, 2003	2002	2001

Number of card holders (Person)	Corporate	152,645	153,425	105,600

	Individual	11,303,757	11,638,968	9,605,946

Number of merchants		1,580,585	1,675,176	1,569,103

Profit	Sales[1]	36,514,883	83,860,180	65,382,300

	Fee revenue[3]	62,846	155,545	142,700

2.5.    Property, Plants and Equipment

2.5.1.    Branch Network

As of June 30, 2003, we had 1,156 branches and 60 sub-branches in Korea, the largest number of branches among Korean commercial banks. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 43% of our branches and sub-branches are located in Seoul.

We also have three subsidiaries in Luxemburg, Hong Kong and London and three branches in Tokyo, New York and Auckland, and 1 overseas office in Guangzhou in China

1.	Includes credit card receivables and cash advances.
2.	Sales include credit card receivables and cash advances. This is the result of Kookmin Credit Card, our KOSDAQ-registered, majority-owned subsidiary.
3.	Kookmin Bank recognizes fee revenues under a fee agreement with Kookmin Credit Card. These amounts are the revenues Kookmin Bank received from Kookmin Credit Card pursuant to the fee agreement. Besides, Kookmin Bank also recognizes non-operating revenue in connection with consolidation of Kookmin Credit Card under equity method.

2.5.2.    Business Property (Land & Buildings)

Our registered office and corporate headquarters are located at 9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea. The book value of all the properties owned by us as of June 30, 2003 was 1,544,953 million Won. In addition to the properties owned by us, we also leased 1,039,818 million Won of properties for our branch space.

2.5.3.    Automated Banking Machines

We have established an extensive network of automated banking machines, which are located in branches and in Autobanks (unmanned outlets). These automated banking machines consist of ATMs, cash dispensers and passbook printers. s of June 30, 2003, we had 7,731 ATMs, 1,631 cash dispensers and 784 passbook printers.

2.6.    Other Details Relevant to Investment Decision

2.6.1.    BIS Risk-adjusted Capital Ratios

(Units: in millions of Won, %)

	June 30, 2003[1]	December 31, 2002	December 31, 2001

Risk-adjusted capital (A)	13,708,236	14,439,313	11,750,856

Risk-weighted assets (B)	130,330,970	138,703,021	114,849,227

BIS ratios (A/B)	10.52	10.41	10.23

2.6.2.    Non-performing Loans2

(Units: in millions of Won unless indicated otherwise)

June 30, 2003		December 31, 2002		Change

Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans

4,159,369	3.05	2,509,073	1.90%	1,650,296	1.15%p

[1]	Tentative figures
2.	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

2.6.3. Loan Loss Allowance

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Units: in millions of Won)

		June 30, 2003	December 31, 2002	December 31, 2001
Loan loss allowance	Domestic	3,262,227	2,365,898	2,255,068

	Overseas	56,126	12,798	16,111

	Total	3,318,353	2,378,696	2,271,179

Write-offs for the Period		824,754	1,527,311	1,090,029

3.    Financial Information

See 9. Exhibits / 9.1. List of Financial Statements.

4.    Independent Auditor

4.1.    Compensation to the Independent Auditor

4.1.1.    Audit Service

Our Financial statements have been taken review from Samil Accounting Corporation, the Korean member firm of PricewaterhouseCoopers. The aggregate audit service contract amount as of the end of June 30, 2003 is 980 million Won.

4.1.2.    Service Other than Audit

The following is a description of non-audit services rendered by our independent auditor for the last three years.

(Units: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment

June 30 2003	- US GAAP conversion for 2002 - Due Diligence on Kookmin Credit Card - SEC Filing regarding the proposed merger with Kookmin Credit Card	US$3,800 thousand 250 US$30 thousand

2002	- Project for improving the accounting process	690

	- Advisory service for the conversion process in US GAAP	1,450

2001	- Due diligence on the assets and liabilities in connection with the merger	2,400

	- US GAAP conversion for 2000	US$ 2,700 thousand

	- US GAAP conversion for New York Stock Exchange listing of New Kookmin Bank	US$ 7,480 thousand

	- Advisory service for tax in connection with the merger	300

	- US GAAP conversion	US$ 4,950 thousand

5.    Corporate Governance and Affiliated Companies

5.1.    Board of Directors

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

■	matters relating to business objectives and performance evaluation;

■	matters relating to amendments of the Articles of Incorporation;

■	matters relating to budget and accounting including salaries of directors and employees;

■	matters relating to major organizational changes such as dissolution, business transfer and merger;

■	matters relating to internal control standards; or

■	other matters determined by law and the board of directors regulations.

We currently have six management committees that serve under the board:

■	the Board Steering Committee;

■	the Management Strategy Committee;

■	the Risk Management Committee;

■	the Audit Committee;

■	the Compensation Committee; and

■	the Non Executive Director Nomination Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders. For list of our directors, see 7. Directors, Senior Management and Employees / 7.1. Executive Directors and 7.2. Non-Executive Directors.

5.2.    Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter and as-needed basis.

5.3.    Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share.

If the method of written resolution at the general meeting of shareholders is adopted by resolution of the board of directors, at which the convening of the general meeting of shareholders is determined, the shareholders may exercise their voting rights in writing without participating the meeting in person. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice.

If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in a certain form and submit it to the Bank one day before the date set for the general meeting of shareholders.

5.4.    Compensation to the Directors

For the 6 months ended June 30, 2003, the aggregate of the remuneration paid by us to 1) the Chairman, President & CEO and our other executive directors and 2) our non-executive directors was 1,916 million Won, 243 million Won, respectively. The following table shows the breakdown of the remuneration.

(Units: in millions of Won)

	The aggregate remuneration paid	Limit for the remuneration resolved by shareholders’ meeting	Average amount of the payment per person

Executive Directors	1,916	—	591
Non Executive Directors	243	—	24

Total	2,159	8,000	615

As part of remuneration, Kookmin Bank also granted stock options to directors.

See 1. Introduction to the Bank / 1.3. Capital Structure / 1.3.4. Stock Option.

5.5.    Affiliated Companies

5.5.1.    List of Affiliates

As of June 30, 2003, we have following affiliates.

■	KB Investment Co., Ltd.

■	Kookmin Credit Card Co., Ltd.

■	KB Investment Trust Management Co., Ltd.

■	KB Real Estate Trust Co., Ltd.

■	KB Credit Information Co., Ltd.

■	Kookmin Data System Corporation

■	Kookmin Futures Co., Ltd.

■	ING Life Korea Ltd.

■	Kookmin Bank Luxemburg. S.A.

■	Kookmin Bank International (London) Ltd.

■	Kookmin Finance Hong Kong Ltd.

5.5.2.    Operating Results of Affiliates

(Unit: in millions of Won)

Company name	Closing date	Operating results of the latest fiscal year
		Total Assets	Total Liabilities	Total Equities	Sales	Net Income

KB Investment	December 31, 2002	99,979	26,206	73,773	18,744	33,883

Kookmin Credit Card	December 31, 2002	13,381,247	12,463,020	918,227	3,156,230	260,888

KB Investment Trust Management	March 31, 2003	65,086	17,447	47,639	31,474	13,966

KB Real Estate Trust	December 31, 2002	300,671	212,943	87,728	59,771	8,915

KB Credit Information	December 31, 2002	20,772	6,821	13,951	34,179	3,639

Kookmin Data System Corporation	December 31, 2002	18,290	4,671	13,619	43,290	2,008

Kookmin Futures	March 31, 2003	45,414	20,652	24,762	12,734	2,333

ING Life Korea	March 31, 2003	2,068,192	1,937,761	130,431	1,211,847	78,559

Kookmin Bank Luxemburg	June 30, 2003	480,131	482,420	(2,289)	7,919	(9,700)

Kookmin Bank International (London)	June 30, 2003	282,551	232,043	50,508	5,921	1,690

Kookmin Finance Hong Kong	June 30, 2003	278,380	223,327	55,053	12,445	(6,005)

6.     Equity Securities

6.1.     Major Shareholders

The following table presents information regarding the beneficial ownership of our shares as of June 17, 2003 by each person known by us to own beneficially more than 5% of our outstanding shares.

Name	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock

The Government of Korea	30,623,761	9.33%

Goldman Sachs	16,831,607	5.13%

The Bank of New York[1]	30,875,235	9.41%

Total	78,330,603	23.87%

6.2.     Market Price Information for the Previous Six Months

6.2.1.    Common Stock Traded in the Korea Stock Exchange

(Unit: in Won, thousands of shares)

		January	February	March	April	May	June

Registered Common Shares	High	44,300	42,200	37,800	35,550	34,200	39,900

	Low	39,150	36,500	29,600	29,150	29,950	35,150

Trading Volume		33,990	27,413	53,312	68,520	48,294	37,642

6.2.2.    American Depositary Shares Traded in the New York Stock Exchange

(Unit: in US$, thousands of shares)

		January	February	March	April	May	June

American Depositary Shares	High	37.87	35.38	31.59	29.13	28.79	33.73

	Low	33.08	30.50	22.90	23.23	24.71	28.70

Trading Volume		6,599	3,498	8,570	7,333	7,981	7,083

1.	As depositary bank of American Depositary Shares of Kookmin Bank

7.    Directors, Senior Management and Employees

As of June 30, 2003, our board of directors, which consists of 4 executive directors and 12 non-executive directors, has the ultimate responsibility for the management of our affairs.

7.1.    Executive Directors

Our 4 executive directors consist of the chairman, president & CEO, auditor & executive director and one executive director seconded from ING.

The names and positions of our directors with Kookmin Bank’s common stocks owned are set forth below.

Name	Date of Birth	Position	Common Stocks Owned

Sanghoon Kim	03/13/1942	Chairman	100
Jungtae Kim	08/15/1947	President & CEO	66,581
Sungnam Lee	11/11/1947	Auditor & Executive Director	—
Donald H. MacKenzie	12/20/1948	Executive Director & EVP	—

7.2.    Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of June 30, 2003, 12 non-executive directors are in office.

Our current non-executive directors with Kookmin Bank’s shares owned are as follows.

Name	Date of Birth	Position	Common Stocks Owned

Moonsoul Chung	03/07/1938	Non-Executive Director	3,771
Richard Elliott Lint	01/04/1946	Non-Executive Director	200
Sunjin Kim	06/08/1942	Non-Executive Director	2,405
Dongsoo Chung	09/24/1945	Non-Executive Director	350
Seoungwoo Nam	05/13/1952	Non-Executive Director	361
Kyunghee Yoon	01/05/1947	Non-Executive Director	—
Sukyoung Cha	06/09/1953	Non-Executive Director	270
Bernard S. Black	11/13/1953	Non-Executive Director	220
Kihong Kim	01/10/1957	Non-Executive Director	310
Eunjoo Park	06/03/1957	Non-Executive Director	280
Cheolsoo Ahn	01/22/1962	Non-Executive Director	270
Kyungbae Suh	01/14/1963	Non-Executive Director	270

7.3.     Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following 12 executive officers as of June 30, 2003:

Name	Date of Birth	Position	Common Shares Owned

Jongkyoo Yoon	10/13/1955	Executive Vice President	3,300
Sungchul Kim	09/10/1951	Executive Vice President	3,498
Jaein Suh	08/11/1947	Executive Vice President	3,717
Buhmsoo Choi	08/08/1956	Executive Vice President	—
Bockwoan Kim	11/17/1944	Executive Vice President	3,140
Youngil Kim	07/06/1953	Executive Vice President	3,327
Kitaek Hong	01/16/1948	Executive Vice President	3,931
Sunghyun Chung	08/10/1947	Executive Vice President	—
Kisup Shin	10/29/1955	Executive Vice President	280
Seongkyu Lee	10/25/1959	Executive Vice President	—
Seeyoung Lee	12/25/1952	Executive Vice President	2
Woojung Lee	07/11/1949	Executive Vice President	—

7.4.    Employees

The following table shows the breakdown of our employees as of June 30, 2003.

(Unit: in millions of Won)

	Number of Employees			Average Tenure of the full-time employees	Total Payment for the 6 Months Period	Average Monthly Payment per Person

	Full-time	Contractual	Total

Male	13,296	1,224	14,520	15.56 years	356,006	4.1

Female	5,015	7,489	12,504	12.26 years	193,827	2.6

Total	18,311	8,713	27,024	14.66 years	549,833	3.4

7.5.    Labor Union

Under Korea Financial Industry Union, we currently have two union chapters following the merger. There are 8,378 members in former Kookmin Bank chapter and 6,968 members in former H&CB chapter.

8.    Related Party Transaction

A number of banking transactions are entered into with related parties in the normal course of business. Generally, these transactions include loans, deposits, debt securities and other ordinary course activities relating to our banking business. These transactions are carried out on commercial terms and conditions and at market rates.

8.1.    Transactions with the Largest Shareholders and Etc.

8.1.1.    Loans to Affiliates

(Unit: in millions of Won)

Name	Relation with the Bank	Beginning Balance (January 1, 2003)	Increase	Decrease	Ending Balance (June 30, 2003)

Kookmin Credit Card	Affiliate	20,783	260,442	—	281,225

8.1.2.    Investments in Affiliates

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Par Value	Beginning Balance (January 1, 2003)	Increase	Decrease	Ending Balance (June 30, 2003)

Kookmin Credit Card	Affiliate	Equity Securities of Affiliate	271,825	271,825	—	—	271,825

KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	79,999	—	—	79,999

KB Investment	Affiliate	Equity Securities of Affiliate	31,999	44,708	—	—	44,708

KB Investment Trust Management	Affiliate	Equity Securities of Affiliate	30,670	30,670	—	—	30,670

Kookmin Futures	Affiliate	Equity Securities of Affiliate	19,996	19,996	—	—	19,996

Kookmin Data System	Affiliate	Equity Securities of Affiliate	7,998	7,998	—	—	7,998

KB Credit Information	Affiliate	Equity Securities of Affiliate	2,520	3,918	—	—	3,918

ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	14,000	—	—	14,000

Total			459,010	473,114	—	—	473,114

8.1.3.    Real Estate Transactions with Affiliates

(Unit: in millions of Won)

Name	Relation with the Bank	Type	Account	Increase	Decrease	Lease Deposits	Rent Fee

Kookmin Credit Card	Affiliate	Building	Rental Income	—	500	3,077	4.00

KB Credit Information	Affiliate	Building	Rental Income	287	—	3,124	11.71

KB Real Estate Trust	Affiliate	Building	Rental Income	—	—	1,782	—

Kookmin Data System	Affiliate	Building	Rental Income	—	—	880	—

Kookmin Futures	Affiliate	Building	Rental Income	743	—	1,363	—

Total						9,696	16.1

8.2.    Transactions with Shareholders (Other than the Largest Shareholders and Etc.), Directors and Employees.

8.2.1.    Loans and Guarantees

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2003)	Increase	Decrease	Ending Balance (June 30, 2003)
Kihong Kim	Non executive director	Housing Loan	18	—	—	18

Pulmuone Water Co.	Related party of Non executive director, Seungwoo Nam	General Corporate Loan	2,000	—	—	2,000

		Corporate Overdraft	1,011	—	911	100

		Loan for Working Capital	1,800	—	—	1,800

		Loan for Purchasing	—	817	—	817

Pulmuone Co.	Related party of Non executive director, Seungwoo Nam	General Corporate Loan	—	4,000	—	4,000

		Purchase Card Loan	—	3,778	255	3,523

		Loan for Facility	—	3,300	—	3,300

		Facility Finance Loan	—	1,600	—	1,600

Pulmouwon Tech co.	Related party of Non executive director, Seungwoo Nam	Note Discount	—	1,234	—	1,234

Food Merce	Related party of Non executive director, Seungwoo Nam	Loan for Purchasing	—	998	—	998

Total			4,829	15,927	1,166	19,590

8.2.2.    Real Estate Transaction

(Unit: in millions of Won)

Name	Relation with Kookmin Bank	Type	Account	Deposits	Rent Fee
LG Card	Related party of Non executive director, Kyunghee Yoon	Building	Rental Deposit	1,694	0.2

Haitai Confectionary & Foods	Related party of Non executive director, Sukyoung Cha	Building	Rental Deposit	150	—

National Pension Corporation	Shareholder	Building	Rental Income	550	—

Pulmuone Life Co.	Related party of Non executive director Seoungwoo Nam	Building	Rental Income	10	—

MetLife Securities	Related party of Executive vice president Bumsoo Choi	Building	Rental Income	1,100	—

Total				3,504	0.2

9.    Exhibits

9.1.    List of Financial Statements

Page
Kookmin Bank Interim Review Report as of and for the six-months period ended June 30, 2003 and 2002
■ Non-Consolidated Balance Sheets June 30, 2003 and December 31, 2002	F-4
■ Non-Consolidated Statements of Income for the six-month period ended June 30, 2003 and 2002	F-5
■ Non-Consolidated Statements of Cash Flows for the six-month period ended June 30, 2003	F-7
■ Notes to Non-Consolidated Financial Statements June 30, 2003	F-10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 14, 2003

By: /s/ Jong-Kyoo Yoon
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer

Kookmin Bank

Interim Review Report 2003

As of June 30, 2003 and for the three-month period ended June 30, 2003 and six-month periods ended June 30, 2003 and 2002

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

June 30, 2003 and December 31, 2002

(Unaudited—See Independent Accountants’ Report)

	In Millions of Korean Won
	June 30, 2003		December 31, 2002
Assets:
Cash and due from banks (Note 3)	(Won)	6,929,948	(Won)	4,599,356
Securities (Note 4)		32,647,787		30,940,750
Loans (Notes 5 and 6)		131,823,090		126,730,561
Fixed assets (Note 7)		2,888,315		3,092,616
Other assets (Note 8)		7,354,740		6,135,558

Total Assets	(Won)	181,643,880	(Won)	171,498,841

Liabilities and Shareholders’ Equity:
Deposits (Note 9)	(Won)	127,702,151	(Won)	123,109,653
Borrowings (Note 10)		13,328,217		10,690,754
Debentures (Note 11)		17,045,248		17,539,007
Other liabilities (Note 14)		13,371,687		9,784,798

Total Liabilities		171,447,303		161,124,212

Commitments and Contingencies (Notes 15 and 17)
Common stock, par: (Won)5,000, authorized: 1,000 million shares
issued and outstanding: 328,258,685 shares (Notes 1 and 18)		1,641,293		1,641,293
Capital surplus (Note 19)		5,864,701		5,864,752
Retained earnings (Note 20)		2,374,515		2,742,335
Capital adjustments (Note 21)		316,068		126,249

Total Shareholders’ Equity		10,196,577		10,374,629

Total Liabilities and Shareholders’ Equity	(Won)	181,643,880	(Won)	171,498,841

The accompanying notes are an integral part of these non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months and six months ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

	In Millions of Korean Won (except per share amounts)
	For the three months ended June 30				For the six months ended June 30
	2003		2002		2003		2002
Interest income:
Interest on due from banks	(Won)	1,388	(Won)	13,940	(Won)	5,167	(Won)	27,658
Interest on trading securities		27,296		22,386		51,818		49,207
Interest on available-for-sale securities		176,792		152,413		344,469		305,686
Interest on held-to-maturity securities		175,238		211,390		363,497		440,252
Interest on loans		2,413,620		2,251,525		4,791,321		4,483,188
Other interest income		26,616		36,291		49,382		57,590

		2,820,950		2,687,945		5,605,654		5,363,581

Interest expenses:
Interest on deposits		1,079,533		1,192,855		2,183,020		2,385,791
Interest on borrowings		105,782		98,874		214,312		210,921
Interest on debentures		280,770		183,784		564,021		360,876
Other interest expenses		20,016		20,001		32,722		34,739

		1,486,101		1,495,514		2,994,075		2,992,327

Net interest income		1,334,849		1,192,431		2,611,579		2,371,254
Provision for loan losses (Note 6)		1,026,698		417,197		1,685,764		608,340

Net interest income after provision for loan losses		308,151		775,234		925,815		1,762,914

Non-interest income :
Fees & commission income		344,963		363,669		681,829		678,232
Dividends on trading securities		—		822		1,514		1,052
Dividends on available-for-sale securities		2,622		17,714		5,288		18,454
Gain on foreign currency transactions		35,210		37,280		165,926		73,476
Gain on derivatives transactions (Note 16)		498,267		509,278		1,240,561		759,981
Others (Note 22)		500,401		769,771		546,430		1,043,456

	(Won)	1,381,463	(Won)	1,698,534	(Won)	2,641,548	(Won)	2,574,651

The accompanying notes are an integral part of these non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months and six months ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

Continued;

	In Millions of Korean Won (except per share amounts)
	For the three months ended June 30				For the six months ended June 30
	2003		2002		2003		2002
Non-interest expenses :
Fees & commission expenses	(Won)	43,143	(Won)	89,097	(Won)	92,378	(Won)	172,183
General and administrative expenses (Note 23)		628,663		535,277		1,210,779		1,091,600
Loss on foreign currency transactions		46,213		132,446		129,016		164,381
Loss on derivatives transactions (Note 16)		465,014		469,610		1,214,154		693,280
Others (Note 22)		574,745		554,180		624,648		753,817

		1,757,778		1,780,610		3,270,975		2,875,261

Operating income (loss)		(68,164)		693,158		296,388		1,462,304
Non-operating income (expenses), net (Note 24)		(117,275)		12,653		(334,712)		198,946

Net income (loss) before income tax expense		(185,439)		705,811		(38,324)		1,661,250

Income tax expense (benefit) (Note 25)		(70,838)		213,976		2,344		497,226

Net income (loss)	(Won)	(114,601)	(Won)	491,835	(Won)	(40,668)	(Won)	1,164,024

Basic earnings (loss) per share (In Korean Won) (Note 26)	(Won)	(352)	(Won)	1,548	(Won)	(125)	(Won)	3,665

The accompanying notes are an integral part of these non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASHFLOWS

For the three months and six months ended June 30, 2003

(Unaudited—See Independent Accountants’ Report)

	In Millions of Korean Won
	Three-month period		Six-month period
Cash Flows from Operating Activities:
Net loss	(Won)	(114,601)	(Won)	(40,668)
Adjustments to reconcile net loss to net cash provided by operating activities:
Realized gain on trading securities, net		(15,417)		(42,500)
Unrealized gain on trading securities, net		(39,005)		(56,625)
Loss (gain) on foreign currency transactions, net		11,003		(36,910)
Provision for loan losses		1,026,698		1,685,764
Provision for losses from guarantees and acceptances		122,950		122,746
Gain on derivative transactions, net		(33,253)		(26,407)
Gain on valuation of derivatives, net		(11,652)		(13,224)
Loss on fair value hedged items		6,671		8,076
Retirement benefits		22,040		45,990
Depreciation and amortization		109,440		210,912
Loss on disposal of fixed assets, net		32,188		33,553
Realized gain on available-for-sale securities, net		(46,843)		(87,798)
Impairment on available-for-sale securities, net		46,397		38,627
Realized gain on held-to-maturity securities		(475)		—
Unrealized loss on investment in associates, net		91,990		349,642
Loss on sale of loans, net		420		1,633
Others, net		(6,454)		(12,796)
Changes in assets and liabilities resulting from operations
Accrued income		(61,502)		24,382
Prepaid expenses		3,206		(29,166)
Deferred tax assets		3,771		(167,223)
Other assets		(251)		3,168
Accrued expenses		(200,965)		(174,510)
Unearned income		(8,230)		(9,163)
Withholding taxes		9,236		12,214
Other liabilities		(67,749)		275,557
Retirement benefits		(3,953)		(7,225)
Account for agency business		183,484		(10,752)
Stock compensation expense(reversal)		3,805		(2,683)

Net cash provided by operating activities		1,062,949		2,094,614

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASHFLOWS

For the three months and six months ended June 30, 2003

(Unaudited—See Independent Accountants’ Report)

	In Millions of Korean Won
	Three-month period		Six-month period
Cash Flows from Investing Activities:
Decrease (increase) in due from banks	(Won)	974,688	(Won)	(699,744)
Decrease in trading securities		573,215		876,918
Decrease (increase) in available-for-sale securities		(66,010)		(4,089,009)
Decrease in held-to-maturity securities		462,681		1,492,244
Increase in loans, granted net		(3,359,993)		(6,736,889)
Proceeds from disposal of fixed assets		126,525		133,742
Acquisition of fixed assets		(114,917)		(173,845)
Acquisition of intangible assets		(70)		(340)
Proceeds from disposal of foreclosed assets		248		279
Increase in guarantee deposits		(13,989)		(21,046)
Increase in other accounts receivable		(1,742,280)		(1,692,171)
Increase in payment in advance		(13,284)		(27,683)
Decrease (increase) in derivatives assets, net		(20,065)		64,537
Collection of domestic exchange receivables		328,534		764,687
Collection of loans to trust accounts		29,869		36,748

Net cash used in investing activities		(2,834,848)		(10,071,572)

The accompanying notes are an integral part of these non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASHFLOWS

For the three months and six months ended June 30, 2003

(Unaudited—See Independent Accountants’ Report)

Continued;

	In Millions of Korean Won
	Three-month period		Six-month period
Cash Flows from Financing Activities:
Increase in deposits, net	(Won)	3,281,589	(Won)	4,592,498
Increase (decrease) in borrowings, net		(415,760)		2,637,463
Decrease in debentures, net		(2,024,557)		(493,759)
Increase in borrowings from trust accounts		192,924		734,550
Decrease in dividend payable		(3)		(325,183)
Increase in other account payable		1,702,214		1,536,531
Increase in advances received from customers		483,570		1,169,615
Increase (decrease) in guarantee deposits received		2,161		(7,229)
Increase (decrease) in domestic exchange payables		239,705		(191,352)
Decrease in liabilities incurred by agency relationships		(887,284)		(50,079)
Stock options exercised		—		(35)
Sale of treasury stock		—		50

Net cash provided by financing activities		2,574,559		9,603,070

Net increase in cash and cash equivalents		802,660		1,626,112
Cash and cash equivalents, beginning of the period (Note 34)		3,924,033		3,100,581

Cash and cash equivalents, end of the period (Note 34)	(Won)	4,726,693	(Won)	4,726,693

The accompanying notes are an integral part of these non-consolidated financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

1.    The Bank:

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank (“KLB”) on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. Also, the Bank completed the legal consolidation with H&CB as of October 31, 2001 (See Note 32).

The Bank had its shares listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange as of November 9, 2001. As of June 30, 2003, the Bank’s paid-in capital amounts to (Won)1,641,293 million and 30,875,235shares of the Bank are listed on the New York Stock Exchange as American Depositary Shares (“ADSs”).

The Bank engages in the banking and trust business according to the provisions of the General Banking Act and the Trust Business Act and operates through 1,255 domestic branches and offices (including ATMs) and 3 overseas branches as of June 30, 2003.

2.    Summary of Significant Accounting Policies:

The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are summarized below. The Bank maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with financial accounting standards generally accepted in the Republic of Korea. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices.

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Bank may undertake in the future, actual results may be different from those estimates.

Application of the Statements of Korean Financial Accounting Standards—

The Bank’s non-consolidated interim financial statements were prepared in accordance with the financial accounting standards generally accepted in the Republic of Korea and Statements of Korean Financial Accounting Standards No. 2 through No. 9, in effect for the fiscal periods beginning after December 31, 2002. In addition, the interim financial statements of foreign branches are prepared in accordance with generally accepted accounting principles of the country it operates in, except for cases where the significant differences in accounting principles have a material effect on the financial statements.

The Significant accounting policies adopted by the Bank in the preparation of interim financial statements are identical to the accounting policies followed by the Bank in the preparation of its for the annual financial statements for the year ended December 31, 2002, except for the classification of securities. The statements of cash flows for the three months and six months ended June 30, 2003 are not presented pursuant to the transition provision of Statement of Korean Financial Accounting Standards No. 2.

The financial statements of prior periods, presented herein for comparative purposes, were reclassified in accordance with Korean Financial Accounting Standards applicable to the Bank as of June 30, 2003. Such reclassification does not affect either prior year net income or net assets.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

2.    Summary of Significant Accounting Policies, Continued

Recognition of Interest Income—

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those collateralized with security deposits or guaranteed by financial institutions, is recognized on a cash basis. Interest accrued but not recognized related to such loans and securities amounted to (Won)571,787 million and (Won)247,386 million, respectively, as of June 30, 2003.

Translation of Foreign Currency—

Assets and liabilities denominated in foreign currencies are translated into Korean Won at exchange rates announced by Seoul Money Brokerage Services, Ltd. (June 30, 2003, USD 1:(Won)1,193.1) at balance sheet date. The resulting exchange gains or losses are reflected in other operating income or expenses.

Allowances for Loan Losses—

The Bank applies its internal credit rating system, the Forward Looking Criteria (“FLC”), to corporate loans in order to classify the borrowers and to determine allowances for loan losses. Effective as of January 1, 2002, the classification of corporate borrowers was changed from 10 credit risk categories (AAA, AA, A, BBB, BB, B, CCC, CC, C, D) to 12 credit risk categories (AAA, AA, A, BBB, BB, BB-, B, B-, CCC, CC, C, D). The credit risk classification under the FLC is based on a scaled valuation of financial and non-financial risks with additional consideration of the loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances of each credit risk classification.:

Credit Risk Classification	Credit Ratings before Changes	Credit Ratings after Changes	Allowance Rates
Normal	AAA ~ B	AAA ~ B	0.5%
Precautionary	CCC	B-, CCC	2%
Sub-standard	CC	CC	20%
Doubtful	C	C	50%
Estimated loss	D	D	100%

However, the Bank does not apply the FLC to small-sized corporate loans, consumer loans, and credit card loans. Alternatively, the bank classifies such loans by considering the current financial status including delinquent number of days, bankruptcies and collateral value. As of December 2002, the rates used for determining the allowances for losses from small-sized corporate loans, consumer loans, and credit card loans were changed as follows:

Credit Risk Classification	Allowance Rates before Changes	Allowance Rates after Changes
		Small-sized Corporate	Consumer	Credit Cards
Normal	0.50%	0.50%	0.75%	1.00%
Precautionary	2.00%	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%	20.00%
Doubtful	50.00%	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%	100.00%

As a result of the above change, the Bank’s allowances for loan losses as of June 30, 2003 are increased by (Won)309,214 million for consumer loans and (Won)144,554 million for credit card loans compared to the amounts that which would have been recorded under the previous rates.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

2.    Summary of Significant Accounting Policies, Continued;

Present Value Discounts—

Troubled debt restructuring loans, which are modified as to outstanding principal, interest rate, and/or maturity under programs such as workout, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value if the difference between the book value and the present value of the restructured loan is significant. When estimating the present value of the loans, the Bank applies the interest rate as of the inception of the loans, except for the interest rate of variable rate loans and extended maturity loans, which are adjusted to reflect the interest rate as of the restructuring date. The present value discounts are recorded by reclassifying allowances for loan losses and if additional allowances need to be provided for, the additional allowances are provided and recognized as provision for loan losses of the current period. These present value discounts are amortized using the effective interest method and are recognized as other interest income. Allowances for loan losses on the restructured loans are provided for based on the loan balances net of present value discounts.

The Bank recorded (Won)16,419 million of present value discounts as of June 30, 2003 on long-term deposits placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), a subsidiary of the Bank sold in December 1999 (See Note 3). The receivables from the disposal of foreclosed assets that are redeemed in long-term installments are recorded in the balance sheet net of the related present value discounts.

Securities—

Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, and which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity, and which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Investments classified as neither trading securities nor held-to-maturity securities are classified as available-for-sale securities.

Trading and available-for-sale securities are carried at fair value, except for non-marketable equity securities classified as available-for-sale securities, which are carried at cost. The fair value of debt securities, which do not have a quoted market value, are calculated using the present value of future cash flows, discounted at the reasonable interest rate determined based on the credit ratings provided by independent credit rating institutions.

Unrealized holding gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as capital adjustments, the accumulated amount of which shall be charged to operations when the related securities are sold or when an impairment loss on the securities is recognized.

Held-to-maturity securities are generally carried at amortized cost. Premiums and discounts on debt securities are amortized over the maturity period using the effective interest method.

Impairment losses are recognized in current operations when the recoverable amounts are less than the acquisition cost of equity securities or amortized cost of debt securities.

Investments in Associates—

Investments in associates, over which the Bank exercises significant control or influence, are accounted for under the equity method. Under the equity method, the Bank records changes in its proportionate ownership of the associate in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investment in associate.

The Bank discontinues the equity method of accounting for investments in associates when the Bank’s share of accumulated losses equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the associate equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

2.    Summary of Significant Accounting Policies, Continued;

Investments in Associates—Continue;

Differences between the initial purchase price and the Bank’s initial proportionate ownership of the net book value of the associate are amortized or accreted using the reasonable method and are charged to current operations.

Continued;

Gains and losses recorded by the Bank from inter-company transactions with associates are fully eliminated. Gains and losses recorded by the associates from these transactions are proportionately eliminated, based on the Bank’s percentage of ownership.

Fixed Assets and Related Depreciation—

Tangible assets are recorded at cost, except for upward revaluation of certain assets in accordance with the Korean Asset Revaluation Law. Depreciation is calculated based on the estimated average useful lives of the assets and is presented as accumulated depreciation, which is a contra account of tangible assets in the financial statements.

The estimated useful lives and depreciation methods of the tangible assets are as follows:

Tangible assets	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4 years
Equipment and vehicles	Declining balance method	4 years

Expenditures that enhance the value or extend the useful life of the assets involved are capitalized as additions to tangible assets. Routine maintenance and repairs are recognized as expenses as incurred.

Foreclosed assets acquired through, or in lieu of, loan redemption are stated at cost and are not depreciated. A valuation allowance is recorded where the latest bidding price at a public auction is below the book value, and is presented as a contra account of foreclosed assets in the financial statements.

Intangible assets are amortized based on the following estimated average useful lives and are presented in the financial statements net of accumulated amortization.

Intangible Asset	Amortization Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Trademarks	Straight-line method	1-10 years
Others	Straight-line method	7-30 years

The Bank recorded goodwill as a result of the merger with H&CB for the cost of the merger exceeding the fair value of the net assets acquired.

The Bank adjusts the book value of a fixed asset to its recoverable amount and recognizes the difference as an impairment loss when the recoverable amount is significantly below the book value due to obsolescence or decline in market value. The subsequent increase in recoverable amount in excess of the book value is recognized, to the extent of the pre-impairment book value, as reversal of fixed asset impairment losses.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

2.    Summary of Significant Accounting Policies, Continued;

Stock Issuance Costs and Debenture Issuance Costs—

Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity period of the debentures using the effective interest method.

Accrued Retirement Benefits—

Employees and directors with more than one year of service as of June 30, 2003 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Additionally, the Bank records the contributions to pension funds, which grant the payment rights to its employees, and contributions to the National Pension Fund, as contra accounts of accrued retirement benefits.

Guarantees and Acceptances—

The Bank applies the credit risk classification used for loans to outstanding guarantees and acceptances, and provides allowances for losses of 20%, 50% and 100% of the outstanding guarantees and acceptances classified as sub-standard, doubtful, and estimated loss, respectively.

Deferred Income Taxes—

The Bank records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred tax assets or liabilities. The tax effects of temporary differences arising from the cumulative effects of accounting changes are adjusted in retained earnings.

Bonds under Repurchase/Resale Agreements—

Securities bought under resale agreements are recorded in loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded in borrowings as bonds sold under repurchase agreements. Interest from bonds purchased under resale agreements and bonds sold under repurchase agreements are recognized as interest income on loans and interest expense on borrowings, respectively.

Derivatives Instruments—

Derivative instruments for trading or hedging purpose are recorded at fair value and resulting unrealized gains and losses are recognized in current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders’ equity.

Fair value hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recognized in current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified to current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recognized as a capital adjustment is added to or deducted from the asset or the liability.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

2.     Summary of Significant Accounting Policies, Continued;

Stock Options—

The Bank applies the intrinsic value method, as it expects the settlement of stock options in cash. Accordingly, the Bank recognizes the compensation cost, which is the difference between the exercise price and the stock price as of the balance sheet date, by allocating the amount over the contracted service period (See Note 13).

National Housing Fund—

The Bank, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National

Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate, to the NHF.

Gains and Losses on Trust Management—

The Bank’s trust accounts (“the Trust Accounts”) recognize as an expense the trust commissions paid to the banking accounts, which is equivalent to the total trust revenue less total trust expenses and trustee benefits (including the guaranteed principal and minimum rate of return). The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust fees on money trusts consist of base fees of 0.5% ~ 2.0% (depending on trust fund types) and special fees applied to the invested capital.

Under the Trust Business Act, reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return. The reserves are used to provide for the losses on such trust funds and, if the losses are incurred in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. There were no compensations paid for the six-month period ended June 30, 2003.

Translation of the Foreign Currency Financial Statements of Foreign Entities—

Accounting records of the overseas branches are maintained in the foreign currency prevailing in their respective countries. For the purpose of presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Seoul Money Brokerage Services, Ltd. as of June 30, 2003.

Statement of Cash Flows—

In the preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for items where the turnover is quick and the amounts are large.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

3.    Cash and Due from Banks:

Cash and due from banks as of June 30, 2003 and December 31, 2002 are summarized as follows (in millions of Won):

		2003.06.30		2002.12.31
Cash on hand
Cash in Won		(Won)	3,814,927	(Won)	2,392,346
Cash in foreign currencies			195,563		186,780

		(Won)	4,010,490	(Won)	2,579,126
Due from banks in Won
The Bank of Korea	Reserve deposits in the Bank of Korea	(Won)	2,038,550	(Won)	1,340,482

Other banks	Time deposits		1,192		41,192
	Reserve deposits in other banks		70		392
	Certificates of Deposits		48,930		—

			50,192		41,584

Other financial institutions	Deposits at Mutual Savings & Finance Co., Ltd.		140,000		140,000

Others	Futures margin accounts		320		1,336
	Market participation margin		454		458
			—		8,319

			774		10,113

			2,229,516		1,532,179
	Present value discounts1*		(16,419)		(21,156)

		(Won)	2,213,097	(Won)	1,511,023

Due from banks in foreign currencies
The Bank of Korea	Demand deposits	(Won)	40,364	(Won)	25,677

Other banks	Demand deposits		77,314		104,073
	Time deposits		19,928		15,193

			97,242		119,266

Off-shore	Demand deposits		564,231		359,200

Others	Other deposits		4,524		5,064

		(Won)	706,361	(Won)	509,207

Total		(Won)	6,929,948	(Won)	4,599,356

1*	Present value discounts are recorded in relation to the (Won)140,000 million of time deposits (1% interest, five-year maturity at the point of deposit, uncallable for five years) placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.).

The maturities of the due from banks as of June 30, 2003 are as follows (in millions of Won):

	Due from Banks in Won		Due from Banks in Foreign Currencies		Total
Due in 3 months or less	(Won)	2,039,394	(Won)	509,499	(Won)	2,548,893
Due after 3 months through 6 months		48,930		196,862		245,792
Due after 6 months through 1 year		—		—		—
Due after 1 year through 2 years		50,000		—		50,000
Due after 2 years through 3 years		90,000		—		90,000
Due after 5 years		1,192		—		1,192

		(Won)2,229,516		(Won)706,361		(Won)2,935,877

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

4.    Securities:

Trading securities as of June 30, 2003 are as follows (in millions of Won):

Trading	Amortized Cost		Fair value
Equity securities	(Won)	65,634	(Won)	72,823
Beneficiary certificates		1,720,775		1,759,175
Government and municipal bonds		381,064		382,635
Corporate bonds		1,678,490		1,678,623
Asset-backed securities		996,592		1,005,924

	(Won)	4,842,555	(Won)	4,899,180

Investment securities as of June 30, 2003 are as follows (in millions of Won):

	Amortized Cost		Unrealized gain		Unrealized loss	Fair value
Available-for-sale
Equity securities	(Won)	474,291	(Won)	34,839	(Won)(15,616)	(Won)	493,514
Investment in partnership		31,853		1,287	—		33,140
Beneficiary certificates		5,100,152		192,878	(1,573)		5,291,457
Government and municipal bonds		2,527,006		43,877	(1,519)		2,569,364
Foreign government debt securities		11,824		2,901	—		14,725
Corporate bonds		8,448,960		95,955	(9,588)		8,535,327
Asset-backed securities		539,040		11,800	(1)		550,839
Other debt securities		10,016		—	—		10,016

		17,143,142		383,537	(28,297)		17,498,382

Held-to-maturity
Government and municipal bonds		2,380,762		—	—		2,532,432
Foreign government debt securities		18,832		—	—		18,832
Corporate bonds		6,512,795		—	—		6,656,328
Asset backed securities		375,480		—	—		383,713
Other debt securities		206,235		—	—		205,104

		9,494,104		—	—		9,796,409

	(Won)	26,637,246	(Won)	383,537	(Won)(28,297)	(Won)	27,294,791

The government and municipal bonds included in available-for-sale and held-to maturity securities are under lending agreements with four companies, including Halla Construction, amounting to (Won)48,133 million and (Won)124,904 million, respectively.

Debt securities denominated in Korean Won included in trading and available-for-sale securities are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association. Debt securities denominated in foreign currencies are recorded at fair value using the quoted price provided by the private bond pricing companies.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

4.    Securities, Continued;

As of June 30, 2003, investments in associates are as follows (in millions of Won):

	Ownership(%)	Acquisition Cost		Beginning Balance[8]*		Unrealized Gains (Losses)						Balance Sheet
Issuer						NI.[9]*		R/E.[9]*		C/A.[9]*		Amount[10]’
Domestic associates
Kookmin Credit Card Co., Ltd	74.27	(Won)	272,274	(Won)	68,196	(Won)	(363,935)	(Won)	—	(Won)	1,934	(Won)	319,959
KB Investment Co., Ltd.[1]*	99.89		137,378		67,289		4,027		(2,334)		12,423		81,405
Kookmin Data System Co., Ltd	99.98		7,998		13,616		51		—		—		13,667
Kookmin Futures Co., Ltd.	99.98		19,996		25,092		855		—		—		25,947
KLB Securities Co., Ltd.[2]*	36.41		10,316		—		—		—		—		—
KB Investment Trust Mgt. Co., Ltd.[3]*	80.00		39,015		36,667		3,743		—		48		40,458
Jooeun Industrial Co., Ltd.[4]*	99.99		23,994		—		—		—		—		—
KB Real Estate Trust Co., Ltd[5]*	99.99		76,103		87,727		3,605		(335)		335		91,332
KB Credit Information Co., Ltd[6]*	62.57		7,936		8,599		873		—		—		9,472
ING Life Korea Co., Ltd.[7]*	20.00		21,769		21,613		10,106		—		—		31,719
Korea Mortgage Co., Ltd	26.67		30,629		33,566		907		—		(205)		34,268

			647,408		976,129		(339,768)		(2,669)		14,535		648,227

Overseas associates
Kookmin Bank Int’l Ltd. (London)	100.00		38,500		48,829		1,662				—		50,491
Kookmin Bank Luxembourg S.A2*	100.00		22,004		5,532		(5,532)						—
Kookmin Singapore Ltd[2]*	100.00		12,123		2,071		—		—		—		2,071
Kookmin Finance Asia Ltd. (HK)	100.00		8,403		278		2				—		280
Kookmin Finance HK Ltd.	100.00		24,008		61,058		(6,006)		—		—		55,052

			105,038		117,768		(9,874)		—		—		107,894

		(Won)	752,446	(Won)	1,093,897	(Won)	(349,642)	(Won)	(2,669)	(Won)	14,535	(Won)	756,121

1*	KB Investment Co., Ltd. merged with Frontier Investment Corp. and Kookmin Investment Co., Ltd., on December 31, 2001 and June 27, 2002, respectively.
2*	KLB Securities Co., Ltd. and Kookmin Singapore (Merchant Bank), Ltd. are in the process of liquidation and during the current period, Kookmin Bank Luxembourg S.A has been excluded from the application of equity method accounting.
3*	The company changed its name from Jooeun Investment Management Co., Ltd. to KB Investment Trust Management Co., Ltd., effective as of June 10, 2002.
4*	Dissolution of Jooeun Industrial Co., Ltd. was resolved in the general meeting of its stockholders on March 19, 2002.
5*	Jooeun Real Estate Trust Co., Ltd. changed its name to KB Real Estate Trust Co., Ltd., effective as of September 16, 2002.
6*	Jooeun Credit Information Co., Ltd. merged with KM Credit Information Co., Ltd., effective as of May 2, 2002 and changed its name to KB Credit Information Co., Ltd.
7*	The Bank applied the equity method based on the amended financial statements of ING Life Korea Co., Ltd. After recording (Won)11,900 million of income taxes.
8*	The beginning balance is adjusted by dividends and changes in foreign exchange rate from the prior year’s book value.
9*	NI: Net Income, R/E: Retained Earnings, C/A: Capital Adjustments
10*	The balance sheet amount is recorded using the unaudited monthly closing information of related parties as of June 30, 2003.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

4.    Securities, Continued;

Impairment losses on investment securities for the six-month period ended June 30, 2003 are as follows (in millions of Won):

	Issuer	Amortized Cost/ Acquisition Cost		Impairment Loss		Book Value
Equity Securities	Marketable (KSE)
	KP Chemical Co., Ltd	(Won)	20,465	(Won)	1,013	(Won)	10,333
	ByuckSan Engineering & Construction Co., LTD		6,609		1,989		4,620
	HanKang Restructuring Fund		5,315		1,962		3,353
	Shinwon Corp.		2,849		1,593		1,256
	Maxon Telecom. Co., Ltd. (preferred stock)		398		155		243
	SsangYong Cement Industrial Co., Ltd.		3,235		115		3,120
	Namsun Aluminum Co., Ltd.		677		75		602
	Hyundae Metal Co., Ltd (preferred stock)		60		15		45
	Hyundae Metal Co., Ltd		176		10		166
	Kukdong Engineering & Construction		272		4		268
	Hanchang		6		4		2

			40,062		16,054		24,008

	Marketable (KOSDAQ)
	C&H Capital		3,867		565		3,302
	Miju Steel Co., Ltd		1,080		504		576
	Seo Han Co., Ltd.		115		38		77
	Ssangyong Engineering & Construction Co., Ltd		140		11		129

			5,202		1,118		4,084

	Non-marketable
	Daewoo Electronics Corp.		9,862		9,763		99
	Integra Telecom. Co., Ltd.		2,000		2,000		—
	Mondex Korea Co., Ltd		1,100		1,100		—
	Bogo Tech Co., Ltd.		1,354		945		409
	Korea Aerospace Industries, Ltd.		2,179		739		1,440
	Space technology Co., Ltd		624		598		26
	Lemarco Co., Ltd.		500		484		16
	Daerim Corporation (preferred Stock)		526		379		147
	Daeyu System		300		300		—
	CCKvan.Co., Ltd.		250		250		—
	Coramdeo Credit Information Co., Ltd.		200		200		—
	Busan Environment Development Co., Ltd.		10		10		—

			18,905		16,768		2,137

	Securities in foreign currencies
	Asia Finance and Investment Corp.		1,172		43		1,129

	Beneficiary certificates
	Hyundai Clean MMF		2,504		1,753		751

			67,845		35,736		32,109

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

4.    Securities, Continued;

	Issuer	Amortized Cost		Impairment Loss		Book Value
Debt Securities	Debt securities denominated in Korean Won
	SK Global Co., Ltd.	(Won)	48,810	(Won)	33,770	(Won)	15,040
	Hynix Semiconductor Inc.		24		17		7

	Debt securities denominated in foreign currencies
	Southern Petro Chemical Industry		3,291		2,098		1,193
	Berjaya Group Cap (Cayman)		1,328		32		1,296
	PT Dharmala Intiutama Jakarta		30		18		12
	NK Telecom		12		12		—
	Tuntex		626		9		617
	Jindo Hong Kong Ltd.		27		16		11

	Off-shore debt securities
	Sungwon Corporation		1,398		886		512
	China Construction Holdings		745		369		376
	Daewoo Telecom Ltd.		321		116		205
	PT Dharmala Intiutama Jakarta		29		17		12
	Berjaya Group Cap (Cayman)		568		13		555

			57,209		37,373		19,836

		(Won)	125,054	(Won)	73,109	(Won)	51,945

For the six-month period ended June 30, 2003, the recovery of impairment losses on available-for-sale securities comprise (Won)29,118 million related to the investments in Korea Housing Guarantee Co., Ltd. and (Won)5,364 million related to the investments in Kukdong Engineering & Construction.

The maturities of the available-for-sale and held-to-maturity debt securities as of June 30, 2003 are summarized as follows (in millions of Won):

	Available-for-sale				Held-to-maturity
Maturities	Amortized Cost		Fair Value		Amortized Cost		Fair Value
Due in 1 year or less	(Won)	10,212,977	(Won)	10,445,207	(Won)	4,479,148	(Won)	4,519,225
Due after 1 year through 5 years		6,019,025		6,104,278		4,686,267		4,894,762
Due after 5 years through 10 years		372,913		387,629		328,689		382,422
Thereafter		32,082		34,614		—		—

	(Won)	16,636,997	(Won)	16,971,728	(Won)	9,494,104	(Won)	9,796,409

For the six-month period ended June 30, 2003, total interest income on securities amount to (Won)759,784 million.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

4.    Securities, Continued;

Non-marketable equity securities classified available-for-sale securities, as of June 30, 2003 are as follows (in millions of Won):

Issuer	Acquisition Cost		Net Asset Value1*		Balance Sheet Amount
Korea Housing Guarantee Co., Ltd.	(Won)	97,766	(Won)	107,662	(Won)	97,766
Dongbu Electronics Co., Ltd.		30,000		12,740		30,000
Asia Credit		9,832		10,528		9,832
The Korea Securities Finance Corp.		8,160		11,003		8,160
Korea Asset Management Corp.		7,827		9,250		7,827
Samsung Life Insurance Co., Ltd.		7,479		6,520		7,479
Korea Highway Corp.		6,248		5,892		6,248
Daewoo Motor Co., Ltd.		5,861		9,863		5,861
Bc Card Co., Ltd.		5,738		7,497		5,738
Mirae Asset Securities Co., Ltd.		5,000		8,302		5,000
Hanwha Investment Trust Management Co., Ltd.		3,487		3,503		3,487
Korea Vilene Co., Ltd.		3,000		3,662		3,000
Hyundai Home Shopping Network Corp.		2,680		915		2,680
National Information & Credit Evaluation Inc.		2,668		4,209		2,668
Nanjing Kumho Tire Co Ltd		2,538		2,668		2,538
Korea Digital Satellite Broadcasting Co., Ltd.		2,157		1,079		2,157
Kyobo Investment Trust Management Co., Ltd.		2,100		3,417		2,100
Pan Asia Paper		2,095		2,095		2,095
C&S Microwave		2,000		886		2,000
NICE E-Banking Services		2,000		884		2,000
Phoenix Display Electronics Co., Ltd.		2,000		978		2,000
Baring Communications Equity (Wars)		1,936		2,424		1,936
Korea Aerospace Industires, Ltd.		2,179		1,440		1,440
Korea Money Broker Corp.		1,291		2,325		1,291
Tianjin Samsung Opto_Electronics		1,165		1,482		1,165
Asia Finance And Investment Corp		1,129		1,130		1,129
Others		41,056		39,166		25,027

	(Won)	259,392	(Won)	261,520	(Won)	242,624

1*	Net asset value is calculated using the monthly closing information of investees as of June 30, 2003 if possible, otherwise the most recent financial information is used.

Realized gains and losses for the sale of available-for-sale securities included in net income for the six-month period ended June 30, 2003 are summarized as follows (in millions of Won):

Account	Realized Gains		Realized Losses
Equity securities	(Won)	37,485	(Won)	25,111
Government and municipal bonds		30,714		—
Finance debentures		6,924		—
Corporate bonds		10,294		6,514
Others		38,951		6,213

	(Won)	124,368	(Won)	37,838

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

4.    Securities, Continued;

Investment securities risk concentrations as of June 30, 2003 are as follows (in millions of Won):

	Amount		Ratio (%)
By Country
Korea	(Won)	32,374,176	99.16
USA		87,713	0.27
Philippines		61,849	0.19
Luxembourg		29,814	0.09
Indonesia		23,402	0.07
India		18,554	0.06
Mexico		14,725	0.05
Hong Kong		11,956	0.04
Singapore		9,832	0.03
Thailand		6,919	0.02
Others		8,847	0.02

	(Won)	32,647,787	100.00

By Type
Fixed rate bonds	(Won)	18,186,257	55.70
Floating rate bonds		5,227,301	16.01
Subordinated bonds		582,957	1.79
Convertible bonds		163,961	0.50
Beneficiary certificates		7,050,632	21.60
Equity securities		1,322,458	4.05
Others		114,221	0.35

	(Won)	32,647,787	100.00

By Industry
Government and municipalities	(Won)	6,465,952	19.80
Financial institutions		24,626,628	75.43
Manufacturing industries		531,627	1.63
Others		1,023,580	3.14

	(Won)	32,647,787	100.00

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

5.    Loans:

Loans as of June 30, 2003 and December 31, 2002 are summarized as follows (in millions of Won):

Account	Detailed Account	June 30, 2003		December 31, 2002
Loans in Won
Corporate loans	Operation loans
	General operation loans	(Won)	29,922,463	(Won)	28,904,621
	Notes discounted		1,688,086		1,851,133
	Overdraft accounts		725,300		568,702
	Trading notes		884,982		814,759
	Other operation loans		3,749,527		3,229,851

			36,970,358		35,369,066

	Facility loans
	General facility loans		5,229,681		4,676,506
	Other facility loans		1,253,055		1,287,125

			6,482,736		5,963,631

			43,453,094		41,332,697

Consumer loans	General consumer loans		40,815,249		39,713,543
	Consumer housing loans		35,858,294		33,731,435
	Remunerations on mutual installment savings		227,031		131,768
	Other consumer loans		624,050		632,172

			77,524,624		74,208,918

Public loans	Public operation loans		529,201		738,632
	Public facility loans		40,753		39,414

			569,954		778,046

Other loans	Property formation loans		80,187		95,252
	Inter-bank loans		16,771		20,941
	Others		4,595		5,449

			101,553		121,642

		(Won)	121,649,225	(Won)	116,441,303

Loans in foreign currencies	Domestic funding loans	(Won)	1,220,795	(Won)	1,052,800
	Overseas funding loans		838,005		933,010
	Inter-bank loans		657,472		1,094,119
	Domestic usance bills		1,481,528		1,334,006
	Government funding loans		2,176		3,241

		(Won)	4,199,976	(Won)	4,417,176

Call Loans	In Won	(Won)	210,000	(Won)	33,600
	In foreign currencies		124,250		248,857
	Inter-bank reconciliation funds		1,012,537		89,287

		(Won)	1,346,787	(Won)	371,744

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

5.    Loans, Continued;

As of June 30, 2003, restructured loans due to workout plans or other similar restructuring programs are as follows (in millions of Won):

	Balances before Restructuring		Exemption		Equity		Restructured Amount		Present Value
					Conversion				Discounts
Workout	(Won)	128,905	(Won)	—	(Won)	5,713	(Won)	123,192	(Won)	7,407
Court receivership		41,695		154		9,094		32,447		6,909
Court mediation		23,196		—		—		23,196		751
Others		246,884		23,898		31,833		191,153		14,366

	(Won)	440,680	(Won)	24,052	(Won)	46,640	(Won)	369,988	(Won)	29,433

The loans, or portions thereof, that are approved for debt restructuring by issuance or grants of equity are separately classified as loans due for equity conversion as of the agreement date. The loans due for equity conversion are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of equity interest is adjusted in the related allowance for loan losses.

The maturities of loans as of June 30, 2003 are as follows (in millions of Won):

	Loans in Won		Loans in Foreign Currencies		Bills Bought		Credit Card		Call Loans		Privately Placed Debentures		Others		Total
Due in 3 months or less	(Won)	13,292,727	(Won)	1,871,416	(Won)	598,765	(Won)	4,126,554	(Won)	1,346,787	(Won)	145,286	(Won)	585,208	(Won)	21,966,743
Due after 3 months through 6 months		15,453,724		353,933		63,033		562,784		—		104,971		17,814		16,556,259
Due after 6 months through 1 year		30,061,514		543,335		7,994		486,258		—		397,228		—		31,496,329
Due after 1 year through 2 years		24,085,684		173,356		7,274		153,974		—		262,718		373		24,683,379
Due after 2 years through 3 years		22,055,576		278,781		6,606		54,339		—		313,578		—		22,708,880
Due after 3 years through 4 years		2,716,299		200,321		3,084		24,421		—		—		—		2,944,125
Due after 4 years through 5 years		2,898,631		206,483		—		16,332		—		4,798		—		3,126,244
Thereafter		11,085,070		572,351		—		694		—		—		30,802		11,688,917

	(Won)	121,649,225	(Won)	4,199,976	(Won)	686,756	(Won)	5,425,356	(Won)	1,346,787	(Won)	1,228,579	(Won)	634,197	(Won)	135,170,876

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

5.    Loans, Continued;

Loan risk concentrations as of June 30, 2003 are as follows (in millions of Won):

	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage (%)
By Country
Korea	(Won)	121,649,225	(Won)	3,600,376	(Won)	9,136,530	(Won)	134,386,131	99.42
Southeast Asia		—		182,167		113,760		295,927	0.22
Russia		—		118,117		—		118,117	0.09
China		—		2,705		3		2,708	0.00
Japan		—		211,717		15		211,732	0.16
Others		—		84,894		71,367		156,261	0.11

	(Won)	121,649,225	(Won)	4,199,976	(Won)	9,321,675	(Won)	135,170,876	100.00

Industrial loans
Financial institutions	(Won)	943,783	(Won)	749,582	(Won)	2,129,669	(Won)	3,823,034	2.83
Manufacturing companies		14,737,115		2,087,412		1,048,473		17,873,000	13.22
Service companies		21,418,162		1,013,561		683,203		23,114,926	17.10
Others		6,772,348		66,497		1,609,111		8,447,956	6.25

		43,871,408		3,917,052		5,470,456		53,258,916	39.40

Household loans		77,609,406		122,403		3,849,040		81,580,849	60.35

Public and other loans		168,411		160,521		2,179		331,111	0.25

	(Won)	121,649,225	(Won)	4,199,976	(Won)	9,321,675	(Won)	135,170,876	100.00

6.    Allowances for Loan Losses:

As of June 30, 2003 and December 31, 2002 allowances for loan losses are as follows (in millions of Won):

Allowance for	June 30, 2003		December 31, 2002
Loans in Won	(Won)	2,400,719	(Won)	1,905,208
Loans in foreign currencies		110,482		103,838
Bills bought in Won and foreign currencies		86,189		20,213
Payments on guarantees		45,514		18,382
Credit card accounts		631,807		284,491
Privately placed debentures		23,241		28,210
Loans due for equity conversion		5,311		5,373
Factoring receivable		146		—
Suspense receivables		12,594		11,022
Others		2,350		1,959

	(Won)	3,318,353	(Won)	2,378,696

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

6.    Allowances for Loan Losses, Continued;

As of June 30, 2003, allowances for loan losses and credit risk classifications are as follows (in millions of Won):

		Normal		Pre-cautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	Loan balance	(Won)	111,644,464	(Won)	5,626,493	(Won)	3,175,711	(Won)	874,421	(Won)	304,716	(Won)	121,625,805
	Allowances		744,879		227,320		654,784		469,020		304,716		2,400,719

	Percentage(%)		0.67		4.04		20.62		53.64		100.00		1.97

Loans in	Loan balance		3,605,952		441,550		66,506		69,082		13,380		4,196,470
foreign currencies	Allowances		14,742		19,080		22,476		40,804		13,380		110,482

	Percentage(%)		0.41		4.32		33.80		59.07		100.00		2.63

Bills bought	Loan balance		451,747		105,792		22,397		94,591		11,338		685,865
	Allowances		2,259		2,116		4,479		65,997		11,338		86,189

	Percentage(%)		0.50		2.00		20.00		69.77		100.00		12.57

Payments on	Loan balance		3,939		5,502		22,232		37,119		17,316		86,108
guarantees	Allowances		20		498		4,446		23,234		17,316		45,514

	Percentage(%)		0.51		9.05		20.00		62.59		100.00		52.86

Credit card	Loan balance		4,095,955		504,078		375		736,661		88,287		5,425,356
accounts	Allowances		40,960		60,489		75		441,996		88,287		631,807

	Percentage(%)		1.00		12.00		20.00		60.00		100.00		11.65

Bonds purchased	Loan balance		500,000		—		—		—		—		500,000
under resale	Allowances		—		—		—		—		—		—

agreements	Percentage(%)		—		—		—		—		—		—

Call loans	Loan balance		1,346,787		—		—		—		—		1,346,787
	Allowances		—		—		—		—		—		—

	Percentage(%)		—		—		—		—		—		—

Privately placed	Loan balance		1,146,657		39,000		26,541		14,475		1,854		1,228,527
debentures	Allowances		5,733		780		5,944		8,930		1,854		23,241

	Percentage(%)		0.50		2.00		22.40		61.69		100.00		1.89

Factoring	Loan balance		29,238		—		—		—		—		29,238
receivables	Allowances		146		—		—		—		—		146

	Percentage(%)		0.50		—		—		—		—		0.50

Loans due for	Loan balance		—		15,650		1,637		—		—		17,287
equity conversion	Allowances		—		4,789		522		—		—		5,311

	Percentage(%)		—		30.60		31.89		—		—		30.72

Total loans	Loan balance1*	(Won)	122,824,739	(Won)	6,738,065	(Won)	3,315,399	(Won)	1,826,349	(Won)	436,891	(Won)	135,141,443
	Allowances2*		808,739		315,072		692,726		1,049,981		436,891		3,303,409

	Percentage(%)		0.66		4.68		20.89		57.49		100.00		2.44

1*	The above amounts of loan balances are net of present value discounts.
2*	The above amounts of allowances for loan losses do not include the allowances for suspense receivables and other allowances.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

6.    Allowances for Loan Losses, Continued;

For the six-month period ended June 30, 2003, the movements in allowances for loan losses are as follows (in millions of Won):

	Amount
Beginning Balance	(Won)	2,378,696

Increase due to:
Provision for loan losses		1,685,764
Collection of written-off loans		149,556
Troubled debt restructuring		482
Repurchase of loans sold		5,940

	(Won)	1,841,742

Decrease due to:
Write-off of loans		824,754
Sale of loans		3,072
Conversion of loans into equity securities		41,473
Exemption of loans		24,064
Offset with present value discounts from troubled debt restructuring		7,543
Others		1,179

		902,085

Ending Balance	(Won)	3,318,353

7.    Fixed Assets:

Fixed assets as of June 30, 2003 are as follows (in millions of Won):

	Acquisition Cost
	Beginning Balance		Acquisition		Disposal		Ending Balance		Accumulated depreciation		Book Value
Land	(Won)	1,175,682	(Won)	769	(Won)	126,601	(Won)	1,049,850	(Won)	—	(Won)	1,049,850
Building and structures		848,746		17,186		1,893		864,039		118,306		745,733
Leasehold improvement		98,117		32,647		459		130,305		64,619		65,686
Equipment and vehicles		1,043,969		82,870		22,322		1,104,517		657,774		446,743
Construction in-progress		1,195		40,373		37,390		4,178		—		4,178

	(Won)	3,167,709	(Won)	173,845	(Won)	188,665	(Won)	3,152,889	(Won)	840,699	(Won)	2,312,190

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

7.    Fixed Assets, Continued;

Fixed assets covered by insurance policies as of June 30, 2003 are as follows (in millions of Won)

	Amount Insured		Insurance Company	Type of Insurance
Building and structures	(Won)	596,240	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Leasehold improvement		49,461	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Equipment and vehicles		340,292	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Construction in-progress		6,631	Samsung Fire & Marine Insurance Co., Ltd	General property insurance

	(Won)	992,624

Intangible assets as of June 30, 2003 are as follows (in millions of Won):

	Account
	Goodwill		Rights to Income on Donated Asset		Store Possessory		Trademarks		Others		Total
Beginning balance	(Won)	613,705	(Won)	110	(Won)	161	(Won)	11	(Won)	470	(Won)	614,457
Acquisition / Capital expenditures		—		—		—		13		327		340
Dispositions		—		—		—		—		—		—
Amortization		(39,173)		(4)		(11)		(3)		(71)		(39,262)

Ending balances	(Won)	574,532	(Won)	106	(Won)	150	(Won)	21	(Won)	726	(Won)	575,535

The total government-posted prices of land, used for tax imposition and compensation for confiscation, as of June 30, 2003 are as follows (in millions of Won):

	Amount
	Book Value		Appraisal Value
Lands included in tangible assets	(Won)	1,049,850	(Won)	905,548
Lands included in foreclosed assets		1,261		570

	(Won)	1,051,111	(Won)	906,118

8.    Other Assets:

Other assets as of June 30, 2003 and December 31, 2002 are as follows (in millions of Won):

	June 30, 2003		December 31, 2002
Guarantee deposits paid	(Won)	1,256,408	(Won)	1,235,362
Accounts receivable		3,569,816		1,877,645
Accrued income		956,759		981,141
Payments in advance		76,073		48,390
Prepaid expenses		41,813		12,646
Deferred tax assets (Note 25)		338,662		170,624
Derivative assets (Note 16)		770,853		660,791
Unsettled domestic exchange assets		322,900		1,087,587
Loans to trust accounts		1,135		37,882
Others		20,321		23,490

	(Won)	7,354,740	(Won)	6,135,558

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

9.    Deposits:

Deposits as of June 30, 2003 and December 31, 2002 are as follows (in millions of Won):

	Annual Interest (%)	Amount
	June 30, 2003	June 30, 2003		December 31, 2002
Deposits in Won
Demand deposits
—Checking deposits	—	(Won)	95,086	(Won)	134,222
—Household checking deposits	0.10		449,755		469,866
—Passbook deposits	0.10		8,962,691		8,586,219
—Temporary deposits	—		3,864,262		3,577,243
—Public fund deposits	0.10		234,756		207,695
—Others	0.10		45,563		12,497

		(Won)	13,652,113	(Won)	12,987,742

Time deposits and savings deposits
—Time deposits	3.00~4.60	(Won)	60,469,687	(Won)	58,187,286
—Installment savings deposits	3.70~4.50		1,415,590		1,422,532
—Property formation savings	8.50		2,036		2,221
—Time and savings deposits of non-residents in Won	3.00~4.60		291,565		151,124
—General savings deposits	0.15~3.50		21,437,208		21,346,223
—Corporate free savings deposits	0.10~3.40		8,306,950		6,556,979
—Long-term savings deposits for workers	11.5~12.00		145,627		297,272
—Long-term housing savings deposits	4.80		687,093		538,782
—Long-term savings for households	5.00		2,005,577		2,250,457
—Worker’s preferential savings deposits	5.35		2,857,768		2,877,467
—Worker’s savings for housing	1.03		80		79
—Mutual installment deposits	3.30~4.50		6,768,822		7,491,115
—Mutual installment for housing	4.00~4.50		5,148,609		4,872,637

		(Won)	109,536,612	(Won)	105,994,174

		(Won)	123,188,725	(Won)	118,981,916

Deposits in foreign currencies
Demand deposits
—Checking deposits	0.00~3.00	(Won)	39,228	(Won)	29,629
—Passbook deposits	0.00~0.05		603,337		549,646
—Notice deposits	0.05~6.22		687		2,725
—Temporary deposits	—		3,088		3,796

		(Won)	646,340	(Won)	585,796

Time deposits and savings deposits
—Time deposits	0.00~7.70	(Won)	583,526	(Won)	496,359
—Others	0.00~8.00		4,412		1,493

		(Won)	587,938	(Won)	497,852

		(Won)	1,234,278	(Won)	1,083,648

Certificates of deposit	3.75~4.25	(Won)	3,279,148	(Won)	3,044,089

		(Won)	127,702,151	(Won)	123,109,653

Continued;

9.    Deposits, Continued;

The maturities of deposits as of June 30, 2003 are as follows (in millions of Won):

	Deposits in Won		Deposits in Foreign Currencies		Certificates of Deposit		Total
Due in 3 months or less	(Won)	67,583,852	(Won)	1,036,966	(Won)	1,541,630	(Won)	70,162,448
Due after 3 months through 6 months		14,788,525		92,848		1,493,415		16,374,788
Due after 6 months through 1 year		27,905,889		98,193		244,103		28,248,185
Due after 1 year through 2 years		8,117,802		3,598		—		8,121,400
Due after 2 years through 3 years		3,593,212		2,599		—		3,595,811
Due after 3 years through 4 years		446,864		74		—		446,938
Due after 4 years through 5 years		373,514		—		—		373,514
Thereafter		379,067		—		—		379,067

	(Won)	123,188,725	(Won)	1,234,278	(Won)	3,279,148	(Won)	127,702,151

10.    Borrowings:

Borrowings as of June 30, 2003 and December 31, 2002 are as follows (in millions of Won):

	Annual Interest (%)	Amounts
	June 30, 2003	June 30, 2003		December 31, 2002
Borrowings in Won
Borrowings from the Bank of Korea	2.50	(Won)	1,058,775	(Won)	671,854
Borrowings from the government	0.00~8.00		938,412		1,056,480
Borrowings from banking institutions	3.98~9.55		283,988		318,702
Borrowings from National Housing Fund	8.00		8,898		9,192
Borrowings from non-banking financial institutions	2.00~5.00		5,705		6,211
Other borrowings	2.00~7.00		1,118,276		1,129,305

			3,414,054		3,191,744

Borrowings in foreign currencies
Bank overdrafts	—		197,359		528,991
Borrowings from domestic banks	0.26~10.40		2,214,473		1,875,119
Borrowings from other financial institutions	1.60		21,181		23,092
Borrowings from foreign banks	—		1,072,549		981,328

			3,505,562		3,408,530

Bonds sold under repurchase agreements
In Won	2.50~4.30		3,519,653		3,050,179
In foreign currencies	1.43~1.54		74,540		23,982

			3,594,193		3,074,161

Bills sold	3.65~4.15		48,958		72,860

Due to the Bank of Korea in foreign currencies	—		22,853		37,493

Call money
In Won	3.50~3.90		2,720,600		829,300
In foreign currencies	1.29~1.77		21,997		76,666

			2,742,597		905,966

		(Won)	13,328,217	(Won)	10,690,754

Continued;

30

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

10.    Borrowings, Continued;

The maturities of borrowings as of June 30, 2003 are as follows (in millions of Won):

	Borrowings in Won		Borrowings in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	1,140,060	(Won)	624,140	(Won)	4,953,701	(Won)	6,717,901
Due after 3 months through 6 months		99,277		1,047,277		848,063		1,994,617
Due after 6 months through 1 year		267,042		981,759		606,837		1,855,638
Due after 1 year through 2 years		434,974		376,138		—		811,112
Due after 2 years through 3 years		402,202		304,490		—		706,692
Due after 3 years through 4 years		320,599		103,146		—		423,745
Due after 4 years through 5 years		254,659		—		—		254,659
Thereafter		495,241		68,612		—		563,853

	(Won)	3,414,054	(Won)	3,505,562	(Won)	6,408,601	(Won)	13,328,217

11.    Debentures:

Debentures as of June 30, 2003 and December 31, 2002 are as follows (in millions of Won):

		Annual Interest	Amount
		June 30, 2003	June 30, 2003		December 31, 2002
In Won
	Hybrid debentures	6.00	(Won)	105,145	(Won)	—
	Subordinated fixed rate debentures	6.07~16.28		4,397,087		4,753,285
	Fixed rate debentures	4.04~10.57		11,883,005		12,269,023

			(Won)	16,385,237	(Won)	17,022,308
	Discounts on debentures			(197,315)		(270,924)

In Foreign				16,187,922		16,751,384

Currencies	Floating rates debentures	1.52~ 2.25		233,955		350,589
	Fixed rates debentures	4.63		613,782		438,538

				847,737		789,127
	Premiums on debentures			10,744		—
	Discounts on debentures			(1,155)		(1,504)

			(Won)	857,326	(Won)	787,623

			(Won)	17,045,248	(Won)	17,539,007

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

11.    Debentures, Continued;

As of June 30, 2003, subordinated debentures in Won comprise the following:

Type	Issue Date	Hundred Millions of Won		Annual Interest (%)	Maturity
Subordinated	95.09.30~98.11.15	(Won)	4,203	9.61~16.20	98.09.30~09.11.15
Fixed rate	2000.03.27		2,000	9.65	2005.03.27
	2000.06.28		2,539	9.04~9.10	2006.01.28
	2000.09.27		3,000	8.99	2006.01.27
	2000.09.28		1,499	8.79~8.85	2006.01.28
	2000.11.28		1,001	8.65~8.71	2006.02.28
	2000.11.28		1,620	9.57~9.65	2010.11.28
	2000.12.27		2,000	8.71	2006.01.27
	2001.05.28		2,000	7.60~7.65	2007.02.28
	2001.06.27		1,600	7.68	2008.03.27
	2001.06.27		2,175	7.86	2009.03.27
	2001.08.28		1,000	6.69~6.73	2007.08.28
	2001.09.28		1,500	6.69~6.73	2008.03.28
	2002.03.27		2,417	7.06~7.10	2008.01.27
	2002.07.27		3,024	6.96~7.00	2008.01.27
	2002.09.27		2,574	6.27~6.30	2008.03.27
	2002.09.27		1,500	6.51~6.55	2010.03.27
	2002.09.27		927	6.66~6.70	2013.03.27
	2002.11.27		4,007	6.07~6.10	2008.05.27
	2002.11.27		578	6.27~6.30	2010.05.27
	2002.11.27		1,003	6.51~6.55	2013.05.27
	2002.12.27		100	6.20	2008.06.27
	2002.12.27		900	6.40	2010.06.27
	2002.12.27		500	6.65	2013.06.27
	2002.12.27		304	6.55	2014.12.27

		(Won)	43,971

The maturities of debentures as of June 30, 2003 are as follows (in millions of Won):

	Won		Foreign Currencies		Total
Due in 3 months or less	(Won)	1,622,004	(Won)	137,314	(Won)	1,759,318
Due after 3 months through 6 months		3,893,810		—		3,893,810
Due after 6 months through 1 year		4,600,330		96,641		4,696,971
Due after 1 year through 2 years		1,687,966		—		1,687,966
Due after 2 years through 3 years		1,530,784		—		1,530,784
Due after 3 years through 4 years		269,228		—		269,228
Due after 4 years through 5 years		1,688,481		613,782		2,302,263
Thereafter		1,092,634		—		1,092,634

	(Won)	16,385,237	(Won)	847,737	(Won)	17,232,974

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

12.    Accrued Retirement Benefits:

The movements in accrued retirement benefits for the six-month period ended June 30, 2003 are as follows (in millions of Won):

	Beginning Balance		Amounts Provided		Amounts Paid Out		Ending Balance
Accrued retirement benefits	(Won)	42,773	(Won)	45,990	(Won)	7,225	(Won)	81,538
Contributed retirement benefits		88,682		—		—		88,682

Total accrued retirement benefits	(Won)	131,455	(Won)	45,990	(Won)	7,225	(Won)	170,220

Contribution to National Pension Fund		—		—		—		—
Contribution to pension funds		(88,682)		—		—		(88,682)

	(Won)	42,773	(Won)	45,990	(Won)	7,225	(Won)	81,538

As of June 30, 2003, approximately 52.10% of total accrued retirement benefits are contributed to pension funds, to which the Bank’s employees hold the right of payment, placed at two insurance companies, including Korea Life Insurance Co., Ltd.

13.    Employee Stock Options:

As of June 30, 2003, the stock options granted to the Bank’s executives and chief executive officer are as follows:

Series	Grant Date	Shares Granted	Shares Expired to Date	Shares Exercised	Shares Outstanding	Exercise Price		Exercise Period
Series1	00.03.18	222,094	109,565	2,961	109,568	(Won)	23,469	03.03.19 ~ 05.03.18
Series2	01.03.15	214,975	16,882	—	198,093	(Won)	28,027	04.03.16 ~ 09.03.15
Series3	98.10.31	400,000	—	330,000	70,000	(Won)	5,000	01.11.01 ~ 04.10.31
Series4	99.02.27	280,000	59,892	220,108	—	(Won)	13,900	02.02.28 ~ 05.02.27
Series5	00.02.28	267,000	65,218	—	201,782	(Won)	27,600	03.03.01 ~ 06.02.28
Series6	01.03.24	111,000	38,624	—	72,376	(Won)	25,100	04.03.25 ~ 07.03.24
Series71*2*	01.11.16	650,000	—	—	650,000	(Won)	51,200	04.11.17 ~ 09.11.16
Series82*	02.03.22	622,000	145,757	—	476,243	(Won)	57,100	05.03.23 ~ 10.03.22
Series9	02.07.26	30,000	—	—	30,000	(Won)	58,800	05.07.27 ~ 10.07.26
Series102*	03.03.21	320,000	—	—	320,000	(Won)	35,500	06.03.22 ~ 11.03.21

1*	The stock options do not include the 200,000 shares which may be additionally granted if the three-month weighted average stock price of the Bank prior to the beginning of the exercise date is higher than that of any other listed banks and the Bank achieves total market value and ROE target.
2*	The exercise price may be affected by the fluctuations in the stock price index of the banking industry.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

13.    Employee Stock Options, Continued;

The Bank had applied the fair value method using an option-pricing model in measuring compensation cost until September 30, 2002. However, as of October 1, 2002, expecting a high probability of grant and exercise of the operations as stock appreciation rights, the Bank changed the measurement method to the intrinsic value method. As a result, previous amounts recorded in capital adjustments (stock options) have been reclassified into accrued expenses. Compensation costs are summarized as follows (in millions of Won):

	Series 1		Series 2		Series 3		Series 5		Series 6		Series 10		Total
Previously recognized compensation cost	(Won)	1,861	(Won)	1,615	(Won)	2,590	(Won)	2,744	(Won)	886	(Won)	—	(Won)	9,696
Currently recognized compensation cost		(488)		(430)		(420)		(1,049)		(294)		13		(2,668)

Accumulated compensation cost		1,373		1,185		2,170		1,695		592		13		7,028

Compensation cost to be recognized		—		395		—		—		197		147		739

Total compensation cost	(Won)	1,373	(Won)	1,580	(Won)	2,170	(Won)	1,695	(Won)	789	(Won)	160	(Won)	7,767

The compensation costs to be recognized in the future are as follows (in millions of Won):

	Series 2		Series 6		Series 10		Total
Within 1 year	(Won)	395	(Won)	197	(Won)	53	(Won)	645
More than 1 year to 2 years		—		—		53		53
More than 2 years to 3 years		—		—		41		41

	(Won)	395	(Won)	197	(Won)	147	(Won)	739

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

14.    Other Liabilities:

Other liabilities as of June 30, 2003 and December 31, 2002 are as follows (in millions of Won):

Account	June 30, 2003		December 31, 2002
Accrued retirement benefits (Note 12)	(Won)	81,538	(Won)	42,773
Allowance for loss on guarantees and acceptances (Note 15)		125,023		2,287
Due to trust accounts		1,469,196		734,646
Accounts payable		3,405,273		1,868,692
Accrued expenses		4,478,628		4,656,225
Advances from customers		1,218,360		48,745
Unearned income		138,460		147,623
Withholding taxes		98,055		85,841
Guarantee deposits received		105,503		112,732
Derivative liabilities (Note 16)		665,329		522,286
Unsettled domestic exchange liabilities		350,405		541,757
Accounts for agency business		384,926		395,678
Other allowances1*		31,061		48,876
Liabilities incurred by agency relationship		436,335		486,413
Others		383,595		90,224

	(Won)	13,371,687	(Won)	9,784,798

1*	Other allowances are as follows (in millions of Won):

Allowances for	Amounts		Remarks
Suspense receivables	(Won)	7,100	Loss from frauds/accidents
Foreign currencies mileages		9	Compensation expense for frequent currency exchanges
Loss on branch closure		223	Closure of the branch in Buenos Aires
Uncollected leasehold deposits		6,717	Loss on uncollected leasehold deposits
Credit card receivables		8,411	Loss on unused cash advance credit lines
Credit card point		2,895	Expenses arising from credit card mileage rewards
ABS allowances		3,613	Loss on guarantee deposits paid to Jooeun 2nd Specialty Co., Ltd
KAMCO loans sold		1,880	Loss on loans sold under repurchase agreements to KAMCO (See Note 17)
Granting of credit to SPC		213	Loss on the credit line agreement to SPC related to KAMCO (See Note 17)

	(Won)	31,061

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

15.    Guarantees and Acceptances:

Guarantees and acceptances as of June 30, 2003 and December 31, 2002 are summarized as follows (in millions of Won):

	June 30, 2003		December 31, 2002
Guarantees and acceptances outstanding in Won
—Guarantees on debentures	(Won)	560	(Won)	571
—Guarantees on loan collateral		37,558		39,234
—Guarantees on commercial bills		398		646
—Others		248,858		248,457

		287,374		288,908

Foreign Currencies
—Acceptances on letters of credit		354,725		190,775
—Acceptances for letters of guarantee for importers		95,174		111,016
—Guarantees for performance of contracts		20,752		71,577
—Guarantees for bids		1,487		1,077
—Guarantees for borrowings		36,298		31,055
—Guarantees for repayment of advances		5,100		25,707
—Others		298,748		311,583

		812,284		742,790

		1,099,658		1,031,698

Contingent guarantees and acceptances
—Letters of credit		1,182,220		1,243,354
—Others		123,801		63,524

		1,306,021		1,306,878

	(Won)	2,405,679	(Won)	2,338,576

As of June 30, 2003, the allowances for losses on guarantees and acceptances outstanding according to credit risk classifications are as follows (in millions of Won):

Guarantees and Acceptances Outstanding in		Normal		Precautionary		Sub- Standard		Doubtful		Estimated Loss		Total
Won	Balance	(Won)	274,838	(Won)	10,703	(Won)	1,656	(Won)	177	(Won)	—	(Won)	287,374
	Allowance		—		—		331		156		—		487

	Ratio (%)		—		—		19.99		88.14		—		0.17

Foreign currencies	Balance		568,120		62,629		7,956		173,374		205		812,284
	Allowance		—		—		3,172		121,159		205		124,536

	Ratio (%)		—		—		39.87		69.88		100.0		15.33

Total	Balance	(Won)	842,958	(Won)	73,332	(Won)	9,612	(Won)	173,551	(Won)	205	(Won)	1,099,658
	Allowance		—		—		3,503		121,315		205		125,023

	Ratio (%)		—		—		36.44		69.90		100.0		11.37

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

15.    Guarantees and Acceptances, Continued;

For the six-month period ended June 30, 2003, the movements in allowances for losses on guarantees and acceptances outstanding are as follows (in millions of Won):

	Amount
Beginning balance	(Won)	2,287
Provision for allowance		122,746
Changes in foreign exchange rates		(10)

Ending balance	(Won)	125,023

The guarantees and acceptances risk concentration by country as of June 30, 2003 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Korea	(Won)	1,051,934	95.66	(Won)	1,257,804	96.31	(Won)	2,309,738	96.01
USA		47,724	4.34		48,217	3.69		95,941	3.99

	(Won)	1,099,658	100.00	(Won)	1,306,021	100.00	(Won)	2,405,679	100.00

The guarantees and acceptances risk concentration by industry and customer as of June 30, 2003 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Industrial
Manufacturing	(Won)	313,804	28.54	(Won)	690,001	52.83	(Won)	1,003,805	41.73
Finance		20,502	1.86		9,327	0.72		29,829	1.24
Service		560,780	51.00		432,607	33.12		993,387	41.29
Others		204,572	18.60		174,086	13.33		378,658	15.74

	(Won)	1,099,658	100.00	(Won)	1,306,021	100.00	(Won)	2,405,679	100.00

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

16.    Derivatives:

The Bank’s derivative instruments are divided between hedge derivatives and trading derivatives based on the purpose of the transaction. The Bank enters into hedge transactions mainly for purposes of hedging fair value risks related to its assets and liabilities.

Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the Bank to meet the financing needs of its customers and to gain profit from arbitrage transactions between customers and other banks. The Bank also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks.

Hedge derivatives mainly comprise of interest rate swaps to hedge the fair value changes or cash flow changes of bonds or debentures arising from the interest rate fluctuations. Some hedging transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is re-measured with the changes in fair value attributable to the hedged risk reported in current operations or where the hedged item cannot be specifically identified.

The notional amounts outstanding for derivative contracts as of June 30, 2003 are as follows (in millions of Won):

	Trading		Hedge		Total
Interest related
—Future	(Won)	789,701	(Won)	—	(Won)	789,701
—Option		2,060,000		—		2,060,000
—Swap		21,094,628		357,930		21,452,558

		23,944,329		357,930		24,302,259

Currency related
—Forward		14,673,131		—		14,673,131
—Future		643,499		—		643,499
—Swap		3,598,007		—		3,598,007
—Option bought		63,234		—		63,234
—Option sold		106,782		—		106,782

		19,084,653		—		19,084,653

Stock related
—Option bought		1,752,481		—		1,752,481
—Option sold		1,565,941		—		1,565,941

		3,318,422		—		3,318,422

	(Won)	46,347,404	(Won)	357,930	(Won)	46,705,334

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

16.    Derivatives, Continued;

Gains and losses on derivatives as of and for the six-month period ended June 30, 2003 are as follows (in millions of Won):

	Amount
Gain on derivatives
Gain on derivatives transactions	(Won)	1,240,561
Gain on valuation of derivatives		272,069
Gain on fair value hedged items		—

	(Won)	1,512,630

Loss on derivatives
Loss on derivatives transactions	(Won)	1,214,154
Loss on valuation of derivatives		258,845
Loss on fair value hedged items		8,076

	(Won)	1,481,075

The summary of derivative transactions for the six-month period ended June 30, 2003 is as follows (in millions of Won):

	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
Interest related
—Option	(Won)	1,180	(Won)	—	(Won)	1,180	(Won)	1,950	(Won)	—	(Won)	1,950	(Won)	2,671	(Won)	5,478
—Swap		74,930		8,076		83,006		97,400		—		97,400		198,389		306,794

		76,110		8,076		84,186		99,350		—		99,350		201,060		312,272

Currency related
—Forward		115,697		—		115,697		111,015		—		111,015		141,806		173,536
—Option bought		338		—		338		172		—		172		364		158
—Option sold		938		—		938		597		—		597		736		719
—Swap		41,653		—		41,653		22,736		—		22,736		313,668		95,582

		158,626		—		158,626		134,520		—		134,520		456,574		269,995

Stock related
—Option bought		24,792		—		24,792		7,654		—		7,654		113,219		—
—Option sold		4,465		—		4,465		17,321		—		17,321		—		83,062

		29,257		—		29,257		24,975		—		24,975		113,219		83,062

	(Won)	263,993	(Won)	8,076	(Won)	272,069	(Won)	258,845	(Won)	—	(Won)	258,845	(Won)	770,853	(Won)	665,329

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

17.    Commitments and Contingencies:

As of June 30, 2003, 167 pending legal actions with an aggregate amount of claims of (Won)312,520 million are charged against the Bank and the Bank had also filed 183 lawsuits, which are still pending with an aggregate amount of claims of (Won)84,924 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. (previously, Kookmin Mutual Savings & Finance Co., Ltd.) and Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), previously the Bank’s subsidiaries but which were sold during 1999, if they enter into bankruptcy within 3 years of sale. Orange Mutual Savings & Finance Co., Ltd. is currently undergoing bankruptcy procedures due to the disapproval of its business by the Financial Supervisory Commission. Korea Deposit Insurance Corporation (KDIC) has paid for the deposit money subject to the Depositor Protection Act. Despite the fact that Resolution and Finance Corp. (a subsidiary of KDIC) has filed a lawsuit against the Bank for the recovery of the repayment, such lawsuit is not expected to cause losses that would materially affect the Bank’s financial position.

The Bank has entered into commitments to provide a credit line of (Won)4,917,400 million and to purchase commercial paper amounting to (Won)1,697,000 million, with asset securitization companies. Under these commitments, the Bank provides money, in case of a temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds within the contracted term and amounts. As of June 30, 2003, loans outstanding under the credit line commitment amounted to (Won)66,481 million, and commercial papers purchased under the purchase commitment amounted to (Won)174,400 million. The Bank has arranged various methods to compensate for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash reserves. Also, resulting expected losses amounting to (Won)213 million are reserved as other allowances (See Note 14).

The Bank has an off-shore loan commitment, limited to USD 12,367 thousand, and the loan balance under the commitment as of June 30, 2003 is USD 3,914 thousand.

As of June 30, 2003, the Bank has an outstanding obligation to repurchase and/or indemnify for losses on the loans sold to Kookmin 6th-ABS Specialty Co., Ltd. and Jooeun 5th-ABS Specialty Co., Ltd. (collectively, “the SPEs”) with a ceiling of (Won)72,000 million and (Won)66,500 million, respectively. No adjustments have been made in the accompanying financial statements related to such uncertainties.

As of June 30, 2003, post settlements on the loan sales transaction with Korea Asset Management Corporation (“KAMCO”) have been completed and the Bank has provided allowances of (Won)1,880 million for losses from possible future repurchase of loans from KAMCO under the repurchase agreement with a ceiling of 6,702 million (See Note 14).

The Bank sold to Sun Capital Inc., 65.43% of its 85.43% investment in, and (Won)172,024 million of its loans to, Alpha Capital Corp., for (Won)145,000 million on August 30, 2002. The Bank also sold an additional 5.03% of its investment in Alpha Capital Corp. to Sun Capital Inc. for (Won)900 million on October 28, 2002.

The Bank sold its 87.00% investment in Kookmin Investment Trust Management Co., Ltd. to Morgan Stanley Private Equity (the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds) on May 29, 2002 and sold its 88.66% investment in Kookmin Leasing Co., Ltd. to Sun Capital Inc. on December 27, 2002.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

17.    Commitments and Contingencies, Continued;

Included in cash and due from banks as of June 30, 2003 are the following restricted deposits (in millions of Won):

	Amount		Restrictions
Reserve deposits in the Bank of Korea and Korea Exchange Bank	(Won)	2,038,550	General Banking Act
Deposits placed with Hansol Mutual Savings & Finance Co., Ltd.		140,000	Withdrawal at maturity
Due from Banks in Foreign Currency		40,364	General Banking Act
Other deposits		760	Futures guarantee deposits

	(Won)	2,219,674

As of June 30, 2003, the following investment securities are pledged at various institutions (in millions of Won):

Securities Provided			Related Liability
Book Value	Pledge Value		Amount	Transaction
(Won)3,426,466	(Won)	3,360,363	(Won)3,519,653	Bonds sold under repurchase agreements
2,004,773		1,994,150	1,058,775	Borrowings from the Bank of Korea
108,238		113,500	Borrowing within credit line	Derivatives transactions
170,200		170,200	Borrowing within credit line	BOK settlements
166,875		166,671	Borrowing within credit line	Sale of non-performing loans
172,013		169,590	Borrowing within credit line	Leased securities
1,896		1,900	Borrowing within credit line	Others

(Won)6,050,461	(Won)	5,976,374

As of June 30, 2003, the Bank holds the unexpired rights to claim from borrowers or guarantors for loans in accordance with the relevant law, which have already been written off, amounting to (Won)4,433,283 million. Also, as of June 30, 2003, the Bank holds endorsed bills amounting to (Won)8,761 million.

In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Bank may be either directly or indirectly affected by these generally unstable economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Bank. Actual results may differ materially from management’s current assessment. As of June 30, 2003, the Bank’s total exposure (including debt securities, beneficiary certificates, and loans) to domestic credit card companies and capital companies amounts to (Won)1,764,408 million. Currently, securities issued by credit card companies and capital companies, which are experiencing difficulties in management, have liquidity problems in the bond market. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

18.    Capital Stock:

As of June 30, 2003, the Bank has 1,000,000,000 common shares (par value: (Won)5,000) authorized and 328,258,685 shares issued. Goldman Sachs Capital Koryo, L.P., ING Insurance International B.V., and the Korean government own 5.13%, 3.87%, and 9.33%, respectively, of the total issued shares. As of June 30, 2003, 30,875,235 common shares, equivalent to 9.41% of the total issued shares, are listed on the New York Stock Exchange as ADSs and are managed by the Bank of New York, the trustee of the Bank.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, the entity’s voting rights are limited to those of 4% shareholders.

As a result of the legal consolidation with H&CB, the shareholders of the Bank and H&CB, listed on the Register of Shareholders at October 31, 2001, received 179,775,233 new shares and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of one new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new shares of the Bank were relisted on the Korea Stock Exchange as of November 9, 2001.

The Bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of (Won)2,500 billion and (Won)500 billion, respectively.

19.    Capital Surplus:

The movements in capital surplus for the six-month period ended June 30, 2003 are as follows (in millions of Won):

	Beginning Balance		Changes		Ending Balance
Paid-in capital in excess of par value	(Won)	5,287,708	(Won)	—	(Won)	5,287,708
Gain on business combination		397,669		—		397,669
Revaluation increment		177,229		—		177,229
Others		2,146		(51)		2,095

	(Won)	5,864,752	(Won)	(51)	(Won)	5,864,701

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998, and the current period change in other capital surplus is due to the loss on disposal of treasury stock.

20.    Retained Earnings:

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock by an appropriate resolution by the Bank’s Board of Directors or used to reduce accumulated deficit, if any, by an appropriate resolution of the Bank’s shareholders.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank is required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

As of June 30, 2003 , other reserves are appropriated for the operations of overseas branches.

The Bank has retroactively applied Statement of Financial Korean Accounting Standards No. 6, “Subsequent Events”. The financial statements as of and for the year ended December 31, 2002 have been retroactively restated for the change, which resulted to a decrease in liability and an increase in retained earnings for the amount of (Won)325,233 million.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

21.    Capital Adjustments:

The movements in capital adjustments for the six-month period ended June 30, 2003 are as follows (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance
Treasury stock	(Won)	(148,973)	(Won)	—	(Won)	(493)	(Won)	(148,480)
Unrealized gain on available-for-sale securities		180,449		230,987		56,196		355,240
Unrealized gain on investment in associates		94,773		14,535		—		109,308

	(Won)	126,249	(Won)	245,522	(Won)	55,703	(Won)	316,068

The Bank, under the approval of the Board of Directors on July 26, 2002, established an employee stock option plan for the welfare of the employees and purchased 3,000,000 shares of treasury stock under the plan.

22.    Other Non-Interest Income (Expenses):

Other non-interest income (expenses) for the six-month period ended June 30, 2003 are as follows (in millions of Won):

	Amount
Other non-interest income
—Realized gain on trading securities	(Won)	66,889
—Unrealized gain on trading securities		56,625
—Gain on trust management		126,843
—Reversal of allowance for losses on guarantees and acceptances		—
—Gain on valuation of derivatives		272,069
—Others		24,004

	(Won)	546,430

Other non-interest expenses
—Realized loss on trading securities	(Won)	24,389
—Contributions to special funds		86,885
—Provision for allowance		122,746
—Loss on valuation of derivatives		258,845
—Loss on fair value hedged items		8,076
—Others		123,707

	(Won)	624,648

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

23.    General and Administrative Expenses:

General and administrative expenses for the six-month period ended June 30, 2003 are as follows (in millions of Won):

	Amount
Salaries and wages	(Won)	511,474
Retirement benefits (Note 12)		45,990
Other employee benefits		151,939
Rent		29,973
Depreciation		171,650
Amortization		39,262
Taxes and dues		51,778
Advertising		27,428
Ordinary R&D		47,716
Fees and commissions		39,498
Others		94,071

	(Won)	1,210,779

24.    Non-Operating Income (Expenses):

Non-operating income (expenses) for the six-month period ended June 30, 2003 are as follows (in millions of Won):

	Amount
Non-operating income
—Gain on disposal of fixed assets	(Won)	673
—Rent income		1,311
—Unrealized gain on investment in associates		—
—Realized gain on available-for-sale securities		125,636
—Realized gain on held-to-maturity securities		—
—Reversal of impairment loss on available-for-sale securities		34,482
—Gain on sale of loans		1,294
—Others		51,634

		215,030

Non-operating expenses
—Loss on disposal of fixed assets		34,226
—Loss on investment in associates		349,642
—Realized loss on available-for-sale securities		37,838
—Realized loss on held-to-maturity securities		—
—Impairment loss on available-for-sale securities		73,109
—Loss on sale of loans		2,927
—Others		52,000

		549,742

	(Won)	(334,712)

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

25.    Income Tax Expense:

Income tax expense for the six-month period ended June 30, 2003 is as follows (in millions of Won):

	Amount
Income taxes payable	(Won)	165,912
Deferred income taxes from temporary differences		(168,038)
Change in temporary differences due to tax adjustments		3,656
Retained earnings and other capital surplus adjustments		814
Income tax expense	(Won)	2,344

The statuary income tax rate applicable to the Bank, including resident tax surcharges, is 29.7% for the six-month period ended June 30, 2003. However, due to tax adjustments, the effective tax rate for the six-month period ended June 30, 2003 is (-) 6.12%. The basis for calculating the effective tax rate is as follows:

	Amount
Net loss before income taxes	(Won)	(38,324)

Tax expenses based on the effective tax rate		(12,604)
Tax effects on adjustments
Adjustments to increase taxable income		20,268
Adjustments to decrease taxable income		(5,320)

Tax expenses per statements of operations	(Won)	2,344

The significant changes in accumulated temporary differences and deferred income taxes for the six-month period ended June 30, 2003 are as follows (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance		Deferred Tax Asset (Liability)
Allowance for loan losses	(Won)	314,081	(Won)	100,764	(Won)	210,812	(Won)	204,033	(Won)	60,598
Accrued interest		(350,798)		(306,694)		(350,798)		(306,694)		(91,088)
Unrealized loss on securities		602,647		337,174		(94,767)		1,034,588		307,273
Unrealized loss on derivatives		(109,298)		(13,224)		(53,558)		(68,964)		(20,482)
Present value discounts		28,001		23,227		28,001		23,227		6,898
Allowance for losses on guarantees and acceptances		2,287		125,023		2,287		125,023		37,132
Accrued severance benefits		—		13,358		—		13,358		3,967
Stock options		10,116		7,028		10,116		7,028		2,087
Loss on fair value hedges		9,213		8,076		—		17,289		5,135
Other allowances		48,876		31,061		48,876		31,061		9,225
Others		19,367		47,995		7,036		60,326		17,917

	(Won)	574,492	(Won)	373,788	(Won)	(191,995)	(Won)	1,140,275	(Won)	338,662

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

26.    Earnings (Loss) Per Share:

Earnings(Loss) per share for the three-month periods ended March 31, 2003, for the six-month period ended June 30, 2003 and for the year ended December 31, 2002, are calculated as follows.

	March 31, 2003		June 30, 2003		December 31, 2002
Net income(loss) (in millions of Won)	(Won)	73,933	(Won)	(40,668)	(Won)	1,310,291
Weighted average number of common shares outstanding		325,241,596		325,242,099		317,786,872

Earnings(loss) per share (in Won)	(Won)	227	(Won)	(125)	(Won)	4,123

As there are no extraordinary gains or losses for the relevant periods, ordinary income per share is not calculated.

Weighted average number of common shares outstanding for the six -month period ended June 30, 2003 is calculated as follows:

	Number of Shares	Days Outstanding	Weighted Average Number of Shares
Number of common shares outstanding-beginning balance	328,258,685	181	328,258,685
Treasury common stock – beginning balance	(3,026,089)	181	(3,026,089)
Treasury common stock – disposal during the current period	10,000	172	9,503

Weighted average number of common shares outstanding			325,242,099

As of June 30, 2003, there are no potential common shares.

27.    Assets and Liabilities Denominated in Foreign Currencies:

Significant assets and liabilities denominated in foreign currencies as of June 30, 2003 comprise the following:

	Millions of Won Equivalent		Thousands of USD Equivalent1*	Major Denomination Currencies
				Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	195,563	$163,911	$75,693	€14,414	¥6,832,149
Due from banks		706,361	592,038	74,705	3,017	6,222,195
Securities		1,250,826	1,048,382	959,620	—	5,019,622
Loans in foreign currencies		4,199,976	3,520,221	866,769	1,678	77,756,532
Bills bought		649,690	544,540	508,231	18,978	776,374
Acceptances and guarantees		16,714	14,009	14,009	—	—
Call loans		124,250	104,141	103,900	—	—
Liabilities
Deposits		1,234,278	1,034,513	692,469	17,994	25,986,690
Borrowings		3,505,562	2,938,196	1,488,302	57,146	50,379,653
Due to BOK		22,853	19,154	19,154	—	—
Call money		21,997	18,437	2,000	—	1,250,000
Debentures		857,326	718,570	12,472	—	—
Unsettled foreign exchange liabilities		36,478	30,574	13,618	791	382,675

1*	Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Seoul Money Brokerage Services, Ltd. at June 30, 2003.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

28.    Related Party Transactions:

Significant transactions with related parties for the six-month period ended June 30, 2003 are as follows (in millions of Won):

	Accounts	Beginning Balance		Increase		Decrease		Ending Balance		Transactions Relating to P/L
Kookmin Credit Card Co., Ltd.	Loans	(Won)	120,783	(Won)	319,736	(Won)	—	(Won)	440,519	(Won)	7,331
	Other assets		2,783		9,039		—		11,822		14,260
	Deposits		12,056		—		3,753		8,303		(60)
	Borrowings		—		790,000		—		790,000		(5,089)
	Other liabilities		114,179		130,393		108,212		136,360		(6,925)
	Commissions income		—		—		—		—		64,446

KB Investment Co., Ltd.	Deposits		16,142		—		8,467		7,675		(287)
	Other liabilities		—		161		—		161		—

Kookmin Data System Co., Ltd	Deposits		6,903		—		1,538		5,365		(135)
	Other liabilities		879		1,330		—		2,209		(5,248)

Kookmin Futures Co., Ltd.	Due from banks		379		—		358		21		2
	Deposits		18,860		—		7,927		10,933		(279)
	Other liabilities		620		856		—		1,476		—
	Commissions income		—		—		—		—		4
	Commissions expenses		—		—		—		—		(51)

Kookmin Bank Luxembourg	Due from banks		48,337		124,986		—		173,323		941
	Loans		282,739		2,479		127,771		157,447		499
	Other assets		815		271		532		554		1,741
	Borrowings		166,995		2,245		24,008		145,232		(3)
	Other liabilities		11,077		1,427		—		12,504		(1,537)

Kookmin Bank International Ltd. (London)	Due from banks		24,490		60,135		—		84,625		336
	Loans		304,298		—		133,458		170,840		1,177
	Other assets		—		527		—		527		660
	Borrowings		198,663		—		95,352		103,311		(277)
	Other liabilities		13,245		13,153		—		26,398		(1,715)

Kookmin Finance H.K. Ltd.	Due from banks		6,318		84,554		45		90,827		449
	Loans		330,141		—		158,285		171,856		1,266
	Borrowings		154,291		2,825		38,978		118,138		(2)
	Other assets		—		613		—		613		—
	Other liabilities		5,424		45		5,424		45		86

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

28.    Related Party Transactions, Continued;

	Accounts	Beginning Balance		Increase		Decrease		Ending Balance		Transactions Relating to P/L
Kookmin Investment	Deposits	(Won)	1,348	(Won)	4,960	(Won)	—	(Won)	6,308	(Won)	(177)
Trust Mgt. Co., Ltd.	Other liabilities		—		21		—		21		—
	Gain on Derivatives Transactions		—		—		—		—		1
	Loss on Derivatives Transactions		—		—		—		—		5

KB Real Estate Co., Ltd.	Loans		30,000		11,410		—		41,410		1,300
	Deposits		104,754		—		103,651		1,103		7
	Guarantees		1,782		—		—		1,782		—
	Other assets		—		48		—		48		—
	Other liabilities		—		7		—		7		—

Jooeun Industry Co., Ltd.	Loans		143,002		—		7,121		135,881		—

KB Credit Information	Other assets		—		—		—		—		24
Information Co., Ltd.	Deposits		9,496		900		—		10,396		(234)
	Guarantees		2,791		332		—		3,123		—
	Other liabilities		2,597		2,826		2,597		2,826		—
	Rental Income		—		—		—		—		52
	Commissions Expenses		—		—		—		—		(16,804)

29.    Transactions with Financial Institutions:

The assets and liabilities related to transactions with financial institutions for the six-month period ended June 30, 2003 are as follows (in millions of Won):

Accounts	Description	The Bank of Korea		Other Banks		Other Financial Institutions		Total
Cash and due from banks	Due from banks in Won	(Won)	2,038,550	(Won)	50,192	(Won)	140,000	(Won)	2,228,742
	Due from banks in foreign currencies		40,364		661,474		4,524		706,362

			2,078,914		711,666		144,524		2,935,104

Loans	Loans in Won		—		16,771		927,012		943,783
	Loans in foreign currencies		23,862		669,403		56,317		749,582
	Others		500,000		1,262,360		367,309		2,129,669

			523,862		1,948,534		1,350,638		3,823,034

Deposits	Deposits in Won		—		559,599		5,507,845		6,067,444
	Deposits in foreign currencies		—		—		500,000		500,000

			—		559,599		6,007,845		6,567,444

Borrowings	Borrowings in Won		1,058,775		289,692		9,051		1,357,518
	Borrowings in foreign currencies		—		2,411,832		21,181		2,433,013
	Others		22,853		96,538		2,720,600		2,839,991

			1,081,628		2,798,062		2,750,832		6,630,522

Debentures	Debentures in Won		—		—		334,900		334,900
	Debentures in foreign currencies		—		847,737		—		847,737

			—		847,737		334,900		1,182,637

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

30.    Interest Bearing Assets and Liabilities:

Interest bearing assets and liabilities and related interest income and interest expenses for the six-month period ended June 30, 2003 are as follows (in millions of Won):

Assets	Average Balance		Interest Income		Average Yield (%)
Due from banks	(Won)	727,258	(Won)	5,167	1.43
Securities		23,423,222		759,784	6.54
Loans		131,676,804		4,791,321	7.34

	(Won)	155,827,284	(Won)	5,556,272

Liabilities	Average Balance		Interest Expenses		Average Yield (%)
Deposits	(Won)	123,611,964	(Won)	2,183,020	3.56
Borrowings		12,662,366		214,312	3.41
Debentures		18,457,539		564,021	6.16

	(Won)	154,731,869	(Won)	2,961,353

31.    Operations of the Trust Accounts:

Assets and liabilities of the trust accounts as of June 30, 2003 are classified as principal or dividend guaranteed money trusts, performance money trusts, and property trusts as follows (in millions of Won):

	Guaranteed Money Trusts		Performance Money Trusts		Property Trusts		Total
Securities	(Won)	3,366,394	(Won)	9,105,103	(Won)	792,907	(Won)	13,264,404
Loans		156,081		344,851		—		500,932
Receivables		—		—		23,829,784		23,829,784
Due from banking accounts		161,937		447,215		222,409		831,561
Present value discounts		(1,098)		(26)		—		(1,124)
Allowance for loan losses		(98,248)		(74,321)		—		(172,569)
Other assets		101,625		256,827		2,262		360,714

Total assets	(Won)	3,686,691	(Won)	10,079,649	(Won)	24,847,362	(Won)	38,613,702

Trusts	(Won)	3,425,658	(Won)	9,690,958	(Won)	24,633,389	(Won)	37,750,005
Borrowings		51,445		—		—		51,445
Reserves for future losses		1,135		—		—		1,135
Other liabilities		208,453		388,691		213,973		811,117

Total liabilities	(Won)	3,686,691	(Won)	10,079,649	(Won)	24,847,362	(Won)	38,613,702

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

31.    Operations of the Trust Accounts, Continued;

The Bank is liable as of June 30, 2003 for the following portion of the difference between the book value and fair value of principal and/or dividend guaranteed money trusts (in millions of Won):

	Book Value		Fair Value		Liable Amount
Principal guaranteed money trusts	(Won)	3,509,729	(Won)	3,576,049	(Won)	—
Principal and dividend guaranteed money trusts		84,580		68,390		16,190

	(Won)	3,594,309	(Won)	3,644,439	(Won)	16,190

The results of operations of the money trust accounts, from the Bank’s management accounting point of view, for the six-month period ended June 30, 2003 are as follows (in millions of Won):

Trust Account Related Income			Trust Account Related Expenses
Gain on trust management	(Won)	119,093	Interest expense on borrowings from trust accounts	(Won)	16,357
Early withdrawal penalties		108	Loss on trust management		—
Interest income on loans to trust accounts		547

	(Won)	119,748		(Won)	16,357

32.    Business Combination with H&CB:

The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Under the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted or as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million.

The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001, and the new shares of the Bank are listed on the New York Stock Exchange as ADSs since November 1, 2001.

33.    Merger with Kookmin Credit Card Co., Ltd.:

On May 30, 2003, the Bank obtained approval from its Board of Directors to merge with Kookmin Credit Card Co., Ltd., a subsidiary of which the Bank owns 74.27%. The merger will be effected through an exchange of shares with the shareholders of Kookmin Credit Card Co., Ltd. as of July 24, 2003, who will receive 0.442983 share of the Bank’s common stock for each share of Kookmin Credit Card Co., Ltd.

The merger will be accounted for as a transaction between entities under common control and therefore the Bank will recognize the assets and liabilities transferred at their carrying amounts in the accounts of Kookmin Credit Card Co., Ltd. at the date of transfer.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

33.    Merger with Kookmin Credit Card Co., Ltd., Continued;

Kookmin Credit Card Co., Ltd. was established on September 25, 1987, separating its operations from the Bank, and has been conducting its operations including credit card operations, factoring, and consumer financing, under the Credit Card Act. Kookmin Credit Card Co., Ltd. merged with Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1998 and with Jang-Eun Credit Card Co., Ltd. on December 30, 1998, and extended its operations to installment financing and rental business. As of December 31, 2002, Kookmin Credit Card has approximately 12.8 million cardholders, 1.6 million merchants and 75 branches. Kookmin Credit Card Co. Ltd. has its shares registered with KOSDAQ since July 4, 2000.

As of June 30, 2003, the shareholder summary of Kookmin Credit Card Co. are as follows:

	Number of Shares	Percentage of Ownership
Kookmin Bank	54,365,028	74.27%
Others	18,331,248	25.04%

	72,696,276	99.31%

Treasury stock	503,724	0.69%

	73,200,000	100.00%

The summary balance sheets of the Bank and Kookmin Credit Card Co., Ltd. as of December 31, 2002 and the related statements of operations for the year then ended are as follows ( in millions of won ):

	Kookmin Bank		Kookmin Credit Card		Total
Cash and due from banks	(Won)	4,599,356	(Won)	103,505	(Won)	4,702,861
Securities		30,940,750		3,112,127		34,052,877
Loans		126,730,561		9,256,060		135,986,621
Fixed assets		3,092,616		260,600		3,353,216
Other assets		6,135,558		648,956		6,784,514

Total Assets	(Won)	171,498,841	(Won)	13,381,248	(Won)	184,880,089

Deposits	(Won)	123,109,653	(Won)	—	(Won)	123,109,653
Borrowings		10,690,754		5,629,389		16,320,143
Debentures		17,539,007		5,934,298		23,473,305
Other liabilities		10,110,031		899,334		11,009,365

Total Liabilities		161,449,445		12,463,021		173,912,466

Capital stock		1,641,293		366,000		2,007,293
Capital surplus		5,864,752		146,591		6,011,343
Retained earnings		2,417,102		407,596		2,824,698
Capital adjustments		126,249		(1,960)		124,289

Total Shareholders’ Equity		10,049,396		918,227		10,967,623

Total Liabilities and Shareholders’ Equity	(Won)	171,498,841	(Won)	13,381,248	(Won)	184,880,089

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

33.    Merger with Kookmin Credit Card Co., Ltd., Continued;

	Kookmin Bank		Kookmin Credit Card		Total1*
Operating income(loss)		2,265,765		(306,146)		1,959,619
Non-operating income		525,280		67,017		592,297
Non-operating expenses		(897,427)		(21,759)		(919,186)

Net income(loss) before income tax expense		1,893,618		(260,888)		1,632,730
Income tax expense		(583,327)		—		(583,327)

Net income(loss)	(Won)	1,310,291	(Won)	(260,888)	(Won)	1,049,403

1*	Inter-company transactions have not been eliminated in the above summary balance sheets and statements of operations.

34.    Statement of Cash Flows:

Cash and cash equivalents as of June 30, 2003 as presented in the statements of cash flows are as follows (in millions of Won):

	Amount
Cash on hand	(Won)	3,814,927
Cash in foreign currencies		195,563
Due from banks in Won		2,229,516
Due from banks in foreign currencies		706,361

		6,946,367
Restricted deposits		(2,219,674)

	(Won)	4,726,693

Major transactions that do not involve cash inflows and cash outflows for the six-month period ended June 30, 2003 are presented as follows (in millions of Won):

	Amount
Unrealized gains on available-for-securities	(Won)	189,236
Write-offs of loans		824,754
Decreases in loan from restructuring		7,739
Conversion of loans into equity securities		7,061

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003 and December 31, 2002 and

for the three-month and six-month periods ended June 30, 2003 and 2002

(Unaudited—See Independent Accountants’ Report)

35.    Business Segments:

The Bank is organized into five major business segments: retail banking, corporate banking, capital markets activities, credit card operations, and others. The following table shows the distribution of the Bank’s operations by business segment as of and for the six-month period ended June 30, 2003 (in millions of Won):

Account	Retail Banking		Corporate Banking		Capital Markets Activities		Credit Card Operations		Others		Total
Loans	(Won)	74,128,628	(Won)	45,998,734	(Won)	3,863,827	(Won)	4,793,534	(Won)	3,038,367	(Won)	131,823,090
Securities		162,085		173,037		30,425,960		—		1,886,705		32,647,787
Fixed assets		1,649,679		471,025		156,015		270,766		340,830		2,888,315
Other assets		1,052,232		223,655		11,379,101		17,470		1,612,230		14,284,688

Total assets	(Won)	76,992,624	(Won)	46,866,451	(Won)	45,824,903	(Won)	5,081,770	(Won)	6,878,132	(Won)	181,643,880

Operating revenue	(Won)	3,030,484	(Won)	1,626,808	(Won)	2,584,780	(Won)	527,750	(Won)	477,380	(Won)	8,247,202

The Bank principally operates in Korea. Secondary segments are geographically oriented and are segregated into two segments: domestic and overseas operations. The following table shows the distribution of the Bank’s operations by geographical market as of and for the six-month period ended June 30, 2003 (in millions of Won):

	Domestic		Overseas		Total
Loans	(Won)	131,099,146	(Won)	723,944	(Won)	131,823,090
Securities		32,573,387		74,400		32,647,787
Fixed assets		2,885,432		2,883		2,888,315
Other assets		14,217,241		67,447		14,284,688

Total assets	(Won)	180,775,206	(Won)	868,674	(Won)	181,643,880

Operating revenue	(Won)	8,216,803	(Won)	30,399	(Won)	8,247,202

36.    Reclassification of Prior Financial Statement Presentation:

Certain accounts of prior period financial statements have been reclassified to conform to the current interim presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.